UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

JUNE 30, 2020

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Stockholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Telefônica Brasil S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2020, comprising the balance sheet as at that date and the statements of income and comprehensive income for the quarter and six-month period then ended, and the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of this parent company and consolidated interim financial information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

(A free translation of the original in Portuguese)

Other matters

Statements of value added

The quarterly information referred to above includes the parent company and consolidated statements of value added for the six-month period ended June 30, 2020. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the quarterly information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

São Paulo, July 24, 2020

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Sérgio Eduardo Zamora

Contador CRC 1SP168728/O-4

TELEFÔNICA BRASIL S.A.
Balance Sheets
On June 30, 2020 and December 31, 2019
(In thousands of reais)						(A free translation of the original in Portuguese)

		Company		Consolidated				Company		Consolidated
ASSETS	Note	06.30.20	12.31.19	06.30.20	12.31.19	LIABILITIES AND EQUITY	Note	06.30.20	12.31.19	06.30.20	12.31.19

Current assets		22,149,035	18,371,347	22,333,571	18,644,678	Current liabilities		21,748,943	17,698,033	21,818,067	17,732,088
Cash and cash equivalents	3	7,713,281	3,106,269	8,174,061	3,393,377	Personnel, social charges and benefits	14	823,512	724,194	853,355	752,246
Trade accounts receivable	4	8,315,625	8,675,720	8,330,178	8,719,497	Trade accounts payable	15	5,753,446	6,917,252	5,731,869	6,871,799
Inventories	5	614,573	573,483	619,472	578,003	Income and social contribution taxes payable	7	3	-	5,297	6,585
Prepaid expenses	6	1,304,589	684,972	1,306,608	686,503	Taxes, charges and contributions payable	16	2,035,070	1,116,229	2,066,866	1,139,812
Income and social contribution taxes recoverable	7	526,571	408,405	531,364	411,595	Dividends and interest on equity	17	6,906,958	3,587,417	6,906,958	3,587,417
Taxes, charges and contributions recoverable	8	2,752,421	4,170,350	2,757,556	4,176,362	Provisions and contingencies	18	357,120	365,278	366,506	374,445
Judicial deposits and garnishments	9	221,235	277,007	221,660	277,468	Loans, financing, debentures and leases	19	4,858,262	4,125,926	4,858,684	4,126,490
Dividends and interest on equity	17	292,297	72,900	-	-	Deferred revenue	20	512,825	506,181	512,825	506,181
Derivative financial instruments	30	11,828	19,282	11,828	19,282	Derivative financial instruments	30	1,551	1,921	1,551	1,921
Other assets	10	396,615	382,959	380,844	382,591	Other liabilities	21	500,196	353,635	514,156	365,192

Non-current assets		88,297,852	89,709,031	88,358,519	89,645,044
Long-term assets		5,340,169	5,090,417	5,655,034	5,418,577	Non-current liabilities		19,455,782	19,926,767	19,631,861	20,102,056
Short-term investments pledged as collateral		65,012	63,558	65,240	63,766	Personnel, social charges and benefits	14	64,187	35,958	64,284	36,028
Trade accounts receivable	4	384,174	440,453	384,174	440,453	Income and social contribution taxes payable	7	95,862	86,512	95,862	86,512
Prepaid expenses	6	170,083	220,077	170,084	220,082	Taxes, charges and contributions payable	16	257,906	239,074	305,187	285,055
Deferred taxes	7	-	-	156,397	171,042	Deferred taxes	7	3,639,827	3,146,453	3,639,827	3,146,453
Taxes, charges and contributions recoverable	8	1,319,844	841,196	1,319,847	841,198	Provisions and contingencies	18	5,310,253	5,039,695	5,432,511	5,160,973
Judicial deposits and garnishments	9	3,126,125	3,236,840	3,284,027	3,393,417	Loans, financing, debentures and leases	19	8,289,636	9,698,041	8,289,636	9,698,183
Derivative financial instruments	30	58,719	52,881	58,719	52,881	Deferred revenue	20	279,252	208,229	280,892	211,901
Other assets	10	216,212	235,412	216,546	235,738	Derivative financial instruments	30	55,157	54,212	55,157	54,212
Investments	11	414,093	516,513	139,557	104,251	Other liabilities	21	1,463,702	1,418,593	1,468,505	1,422,739
Property, plant and equipment	12	41,753,733	42,831,369	41,768,346	42,847,264
Intangible assets	13	40,789,857	41,270,732	40,795,582	41,274,952	TOTAL LIABILITIES		41,204,725	37,624,800	41,449,928	37,834,144

						Equity	22	69,242,162	70,455,578	69,242,162	70,455,578
						Capital		63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves		1,165,463	1,165,463	1,165,463	1,165,463
						Income reserves		3,501,743	3,492,387	3,501,743	3,492,387
						Other comprehensive income acumulated		66,646	30,737	66,646	30,737
						Retained earnings		936,894	-	936,894	-
						Additional proposed dividends		-	2,195,575	-	2,195,575

TOTAL ASSETS		110,446,887	108,080,378	110,692,090	108,289,722	TOTAL LIABILITIES AND EQUITY		110,446,887	108,080,378	110,692,090	108,289,722

TELEFÔNICA BRASIL S.A.
Statements of Income
Three and six-month periods ended June 30, 2020 and 2019
(In thousands of reais, except earnings per share)						(A free translation of the original in Portuguese)

		Company				Consolidated
		Three-month periods ended		Six-month periods ended		Three-month periods ended		Six-month periods ended
	Note	06.30.20	06.30.19	06.30.20	06.30.19	06.30.20	06.30.19	06.30.20	06.30.19

Net operating revenue	23	10,183,276	10,672,634	20,856,348	21,435,987	10,317,447	10,869,832	21,142,114	21,844,568

Cost of sales and services	24	(5,385,801)	(5,399,662)	(10,816,514)	(10,815,140)	(5,422,452)	(5,423,008)	(10,893,479)	(10,863,015)

Gross profit		4,797,475	5,272,972	10,039,834	10,620,847	4,894,995	5,446,824	10,248,635	10,981,553

Operating income (expenses)		(3,531,841)	(3,768,041)	(7,089,103)	(7,473,515)	(3,569,234)	(3,819,099)	(7,160,774)	(7,581,807)
Selling expenses	24	(3,006,335)	(3,170,282)	(6,048,438)	(6,374,296)	(3,019,031)	(3,187,627)	(6,064,438)	(6,415,599)
General and administrative expenses	24	(627,552)	(604,730)	(1,237,710)	(1,151,053)	(638,193)	(608,058)	(1,261,770)	(1,157,792)
Other operating income	25	409,562	174,199	631,176	375,789	410,364	148,105	632,768	320,594
Other operating expenses	25	(307,516)	(167,228)	(434,131)	(323,955)	(322,374)	(171,519)	(467,334)	(329,010)

Operating profit		1,265,634	1,504,931	2,950,731	3,147,332	1,325,761	1,627,725	3,087,861	3,399,746

Financial income	26	414,849	249,067	703,187	567,454	420,381	255,019	716,520	578,164
Financial expenses	26	(490,302)	(491,356)	(974,464)	(900,258)	(495,241)	(495,929)	(985,879)	(908,730)
Equity in results of investees	11	34,972	81,841	83,001	169,241	772	114	1,330	60

Income before taxes		1,225,153	1,344,483	2,762,455	2,983,769	1,251,673	1,386,929	2,819,832	3,069,240

Income and social contribution taxes	7	(112,359)	75,022	(496,205)	(222,122)	(138,879)	32,576	(553,582)	(307,593)

Net income for the period		1,112,794	1,419,505	2,266,250	2,761,647	1,112,794	1,419,505	2,266,250	2,761,647

Basic and diluted earnings per common share (in R$)	22	0.62	0.79	1.26	1.53
Basic and diluted earnings per preferred share (in R$)	22	0.68	0.87	1.38	1.69

TELEFÔNICA BRASIL S.A.
Statements of Changes in Equity
Six-month periods ended June 30, 2020 and 2019
(In thousands of reais)							(A free translation of the original in Portuguese)

			Capital reserves			Income reserves
	Note	Capital	Special goodwill reserve	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income acumulated	Total equity
Balances at December 31, 2018		63,571,416	63,074	1,238,278	(87,820)	2,584,757	39,413	1,700,000	-	2,468,684	29,225	71,607,027
Payment of additional dividend for 2018		-	-	-	-	-	-	-	-	(2,468,684)	-	(2,468,684)
DIPJ adjustment - Tax incentives		-	-	-	-	-	8,816	-	(8,816)	-	-	-
Other comprehensive income	22	-	-	-	-	-	-	-	-	-	4,134	4,134
Net income for the period		-	-	-	-	-	-	-	2,761,647	-	-	2,761,647
Interim interest on equity	17	-	-	-	-	-	-	-	(2,238,000)	-	-	(2,238,000)
Balances at June 31, 2019		63,571,416	63,074	1,238,278	(87,820)	2,584,757	48,229	1,700,000	514,831	-	33,359	69,666,124
Unclaimed dividends and interest on equity		-	-	-	-	-	-	-	82,898	-	-	82,898
DIPJ adjustment - Tax incentives		-	-	-	-	-	9,350	-	(9,350)	-	-	-
Other comprehensive income	22	-	-	-	-	-	-	-	(132,120)	-	(2,622)	(134,742)
Equity transactions		-	-	(48,135)	-	-	-	-	-	-	-	(48,135)
Other		-	-	66	-	-	-	-	-	-	-	66
Net income for the period		-	-	-	-	-	-	-	2,239,367	-	-	2,239,367
Allocation of income:
Legal reserve		-	-	-	-	250,051	-	-	(250,051)	-	-	-
Interim interest on equity		-	-	-	-	-	-	-	(1,350,000)	-	-	(1,350,000)
Reversal of Expansion and modernization reserve		-	-	-	-	-	-	(1,700,000)	1,700,000	-	-	-
Expansion and Modernization Reserve		-	-	-	-	-	-	600,000	(600,000)	-	-	-
Additional proposed dividends		-	-	-	-	-	-	-	(2,195,575)	2,195,575	-	-
Balances at December 31, 2019		63,571,416	63,074	1,190,209	(87,820)	2,834,808	57,579	600,000	-	2,195,575	30,737	70,455,578
Payment of additional dividend for 2019		-	-	-	-	-	-	-	-	(2,195,575)	-	(2,195,575)
DIPJ adjustment - Tax incentives		-	-	-	-	-	9,356	-	(9,356)	-	-	-
Other comprehensive income	22	-	-	-	-	-	-	-	-	-	35,909	35,909
Net income for the period		-	-	-	-	-	-	-	2,266,250	-	-	2,266,250
Interim interest on equity	17	-	-	-	-	-	-	-	(1,320,000)	-	-	(1,320,000)
Balances at June 30, 2020		63,571,416	63,074	1,190,209	(87,820)	2,834,808	66,935	600,000	936,894	-	66,646	69,242,162

TELEFÔNICA BRASIL S.A.
Statements of Other Comprehensive Income
Three and six-month periods ended June 30, 2020 and 2019
(In thousands of reais)					(A free translation of the original in Portuguese)

	Company				Consolidated
	Three-month periods ended		Six-month periods ended		Three-month periods ended		Six-month periods ended
	06.30.20	06.30.19	06.30.20	06.30.19	06.30.20	06.30.19	06.30.20	06.30.19
Net income for the period	1,112,794	1,419,505	2,266,250	2,761,647	1,112,794	1,419,505	2,266,250	2,761,647

Other comprehensive income (losses) that may be reclassified into income (losses) in subsequent periods	11,259	5,581	35,858	4,062	11,259	5,581	35,858	4,062
Gains on derivative financial instruments	2,969	9,083	2,969	8,731	2,969	9,083	2,969	8,731
Taxes	(1,009)	(3,089)	(1,009)	(2,969)	(1,009)	(3,089)	(1,009)	(2,969)

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	9,299	(413)	33,898	(1,700)	9,299	(413)	33,898	(1,700)

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods	107	26	51	72	107	26	51	72
Unrealized gains on financial assets at fair value through other comprehensive income	164	38	78	108	164	38	78	108
Taxes	(57)	(12)	(27)	(36)	(57)	(12)	(27)	(36)

Other comprehensive income	11,366	5,607	35,909	4,134	11,366	5,607	35,909	4,134

Comprehensive income for the period - net of taxes	1,124,160	1,425,112	2,302,159	2,765,781	1,124,160	1,425,112	2,302,159	2,765,781

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Six-month periods ended June 30, 2020 and 2019
(In thousands in reais)	(A free translation of the original in Portuguese)
	Company		Consolidated
	Six-month periods ended
	06.30.20	06.30.19	06.30.20	06.30.19

Revenues	27,209,539	28,268,983	27,502,195	28,670,248
Sale of goods and services	27,169,237	28,331,836	27,497,501	28,797,900
Other revenues	1,017,630	747,060	990,087	695,578
Provision for impairment of trade accounts receivable	(977,328)	(809,913)	(985,393)	(823,230)

Inputs acquired from third parties	(9,184,743)	(9,977,995)	(9,245,390)	(10,040,913)
Cost of goods and products sold and services rendered	(5,496,659)	(5,741,803)	(5,552,413)	(5,784,765)
Materials, electric energy, third-party services and other expenses	(3,861,642)	(4,297,763)	(3,866,113)	(4,316,724)
Loss/recovery of assets	173,558	61,571	173,136	60,576

Gross value added	18,024,796	18,290,988	18,256,805	18,629,335

Withholdings	(5,519,180)	(5,224,345)	(5,522,109)	(5,225,570)
Depreciation and amortization	(5,519,180)	(5,224,345)	(5,522,109)	(5,225,570)

Net value added produced	12,505,616	13,066,643	12,734,696	13,403,765

Value added received in transfer	786,188	736,695	717,850	578,224
Equity in results of investees	83,001	169,241	1,330	60
Financial income	703,187	567,454	716,520	578,164

Total undistributed value added	13,291,804	13,803,338	13,452,546	13,981,989

Distribution of value added	13,291,804	13,803,338	13,452,546	13,981,989

Personnel, social charges and benefits	2,152,879	2,004,294	2,199,929	2,031,834
Direct compensation	1,429,068	1,337,379	1,460,596	1,355,482
Benefits	633,240	574,321	645,592	581,965
Government Severance Indemnity Fund for Employees (FGTS)	90,571	92,594	93,741	94,387
Taxes, charges and contributions	7,237,805	7,467,631	7,337,010	7,610,454
Federal	2,361,726	2,252,465	2,452,899	2,384,596
State	4,762,289	5,080,815	4,763,469	5,081,786
Local	113,790	134,351	120,642	144,072
Debt remuneration	1,634,870	1,569,766	1,649,357	1,578,054
Interest	950,008	878,181	960,735	885,987
Rental	684,862	691,585	688,622	692,067
Equity remuneration	2,266,250	2,761,647	2,266,250	2,761,647
Interest on equity	1,320,000	2,238,000	1,320,000	2,238,000
Retained earnings	946,250	523,647	946,250	523,647

TELEFÔNICA BRASIL S.A.
Statements of Cash Flows
Six-month periods ended June 30, 2020 and 2019
(In thousands in reais)	(A free translation of the original in Portuguese)

	Company		Consolidated
	Six-month periods ended
	06.30.19	06.30.18	06.30.19	06.30.18
Cash flows from operating activities

Income before taxes	2,762,455	2,983,769	2,819,832	3,069,240
Adjustment for:
Depreciation and amortization	5,519,180	5,224,345	5,522,109	5,225,570
Foreign exchange gain/loss on loans and derivative financial instruments	(6,921)	(10,676)	(6,921)	(11,056)
Indexation accruals	260,942	277,225	262,829	278,925
Equity in results of investees	(83,001)	(169,241)	(1,330)	(60)
Gains on write-off/sale of assets	(107,023)	(18,661)	(107,023)	(17,668)
Provision for impairment - accounts receivable	977,328	809,913	985,393	823,230
Change in liability provisions	41,435	(158,555)	40,944	(196,540)
Write-off and reversals for impairment - inventories	(71,743)	(42,910)	(71,322)	(42,908)
Pension plans and other post-retirement benefits	33,954	29,568	34,609	29,822
Provisions for tax, civil, labor and regulatory contingencies	411,034	323,955	409,748	329,010
Interest acruals	308,546	388,138	308,580	388,178
Others	(3,453)	(77,298)	(3,455)	(77,299)

Changes in assets and liabilities
Trade accounts receivable	(560,955)	(1,365,720)	(539,796)	(1,344,176)
Inventories	30,474	(74,616)	29,674	(74,383)
Taxes recoverable	(396,756)	5,547	(397,549)	5,916
Prepaid expenses	250,438	(562,072)	249,955	(562,695)
Other assets	(95,200)	40,436	(79,820)	41,164
Personnel, social charges and benefits	127,547	(90,931)	129,366	(90,657)
Trade accounts payable	(364,754)	376,042	(342,413)	371,809
Taxes, charges and contributions	1,145,888	822,942	1,153,511	821,294
Provisions for tax, civil, labor and regulatory contingencies	(436,001)	(626,609)	(440,793)	(632,112)
Other liabilities	166,224	111,520	169,547	109,601
	7,147,183	5,212,342	7,305,843	5,374,965

Cash generated from operations	9,909,638	8,196,111	10,125,675	8,444,205

Interest paid	(301,765)	(367,125)	(301,799)	(367,161)
Income and social contribution taxes paid	(205)	-	(42,273)	(54,137)

Net cash generated by operating activities	9,607,668	7,828,986	9,781,603	8,022,907

Cash flows from investing activities
Additions to PP&E and intangible assets and others	(4,263,162)	(4,263,101)	(4,264,288)	(4,263,101)
Proceeds from sale of PP&E	662,054	8,249	662,054	8,249
Judicial deposits released, net	197,227	132,252	198,373	132,660

Net cash used in investing activities	(3,403,881)	(4,122,600)	(3,403,861)	(4,122,192)

Cash flows from financing activities
Payment of loans, financing, debentures andleases	(1,596,686)	(1,488,278)	(1,596,969)	(1,488,534)
Derivative financial instruments recovered	48,676	105,915	48,676	106,102
Investment in derivative financial instruments	(48,717)	(40,840)	(48,717)	(41,029)
Dividend and interest on equity paid	(48)	(564)	(48)	(564)

Net cash used in financing activities	(1,596,775)	(1,423,767)	(1,597,058)	(1,424,025)

Increase in cash and cash equivalents	4,607,012	2,282,619	4,780,684	2,476,690

Cash and cash equivalents at the beginning of the period	3,106,269	3,275,300	3,393,377	3,381,328
Cash and cash equivalents at the end of theperiod	7,713,281	5,557,919	8,174,061	5,858,018

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

1)	OPERATIONS

a) Background information

Telefônica Brasil S.A. (the “Company” or “Telefônica Brasil”) is a publicly-held corporation whose corporate purpose includes operating telecommunications services; development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; exploration of value-added services; offering of integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company’s principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group”), based in Spain and operates in several countries across Europe and Latin America.

On June 30, 2020 and December 31, 2019, Telefónica S.A. (“Telefónica”), the Group holding company, held a total direct and indirect interest in the Company of 73.58% (Note 22).

The Company is registered with the Brazilian Securities Commission ("CVM") as a publicly held company under Category A (issuers authorized to trade any marketable securities). Its shares are traded on the B3 Brazilian stock exchange. The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") and its American Depositary Shares ("ADSs") Level II, backed preferred shares are traded on the New York Stock Exchange ("NYSE").

b) Operations

The Company renders services for: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service ("SEAC" - Pay TV), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT).

In accordance with the STFC service concession agreement, every two years, during the agreement's 20-year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 21).

Before the publication of Law No. 13,879 / 2019, spectrum authorizations were valid for 15 years (in general) and could be renewed only once, for the same period. Following the normative revision, under the same Law, successive grants renewals were allowed, though the application was unclear. This was clarified by Decree No. 10,402 / 2020, which detailed the requirements for successive renewals and confirmed that the current authorizations are covered.

Notwithstanding, the Decree also defines the conditions to be considered by ANATEL in the scope of renewal requests, such as ensuring the efficient use of spectrum, competitive aspects, meeting the public interest and fulfilling the obligations already assumed with ANATEL.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Currently, every two years after the first renewal of these agreements, the Company will pay a fee equivalent to 2% of its prior-year SMP revenue, net of applicable taxes and social contribution taxes (Note 21), and for certain terms, in the 15th year, the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from Basic and Alternative Services Plans. In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution sets new criteria for the costs of renewing licenses. The formula considers factors such as authorization time, regional revenue and the amount of spectrum used by the provider. Part of the payment can be converted into investment commitments.

The summarized information on authorizations for the use of radiofrequency bands for SMP granted to the Company is the same as presented in Note 1b) Operations to the financial statements for the year ended December 31, 2019.

c) Corporate events in 2019

The information on the acquisition of Telefônica Infraestrutura e Segurança Ltda. ("TIS") by wholly-owned subsidiary Terra Networks Brasil S.A. ("Terra Networks") on September 26, 2019 which became operational as from September 1, 2019, is the same as presented in Note 1.c .1) Acquisition of TIS by Wholly Owned Subsidiary - 2019, to the financial statements for the year ended December 31, 2019.

d) Approval of the Network Infrastructure Sharing Agreement between the Company and TIM

On April 30, 2020 and June 3, 2020, the Company and TIM SA, a wholly owned subsidiary of TIM Participações S.A., obtained approval from ANATEL and the Administrative Council for Economic Defense (“CADE”), respectively, to execute two transfer of rights contracts to share 2G, 3G and 4G mobile network infrastructure.

2)	BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

a) Statement of compliance

The individual (Company) and consolidated quarterly financial statements were prepared and are presented in accordance with International Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board ("IASB") and in a manner consistent with the deliberations issued by the CVM, applicable to the preparation of the quarterly financial statements.

b) Basis of preparation and presentation

The quarterly financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value.

All significant information in the quarterly financial statements, and solely such information, is disclosed and corresponds to that used by Company management for administration purposes.

The Statement of Cash Flows was prepared in accordance with IAS 7 - Statement of Cash Flows and reflects the changes in cash that occurred in the periods presented using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added ("SVA"), individual and consolidated, while IFRS does not require this presentation. As a result, under IFRS standards, the SVA is being presented as supplementary information, without prejudice to the overall quarterly financial statements.

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur in the next 12 months. Otherwise, they are classified and shown as non-current. The only exception relates to the balances of deferred tax assets and liabilities, which are all classified as non-current.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

The quarterly financial statements compare the three and six-month periods ended June 30, 2020 and 2019, except for the balance sheets that compare positions on June 30, 2020 with December 31, 2019.

The Board of Directors authorized the issue of these individual and consolidated quarterly financial statements at the meeting held on July 24, 2020.

c) Functional and reporting currency

The Company’s quarterly financial statements are presented in thousands of Real/Reais (R$), unless otherwise stated.

The Company’s functional and reporting currency is the Brazilian Real. Transactions in foreign currency are translated into Brazilian Reais as follows: (i) assets, liabilities and shareholders' equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are translated at the transaction date rate.

Gains and losses from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses from the translation of monetary assets and liabilities between the exchange rate prevailing at the date of the transaction and the year-end closing (except for the conversion of investments abroad) are recognized in the statement of income.

d) Basis of consolidation

Interest held in subsidiaries or joint ventures is measured under the equity method in the individual quarterly financial statements. In the consolidated quarterly financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in joint ventures are measured under the equity method in the quarterly financial statements.

On June 30, 2020 and December 31, 2019, the Company held direct equity interests in subsidiaries and joint ventures. Summarized information on the Company's investees is as below:

Investees	Type of investment	Equity interests	Country (Headquarters)	Core activity
Terra Networks Brasil S.A. ("Terra Networks")	Subsidiary	100.00%	Brazil	Telecommunications
Telefônica Transportes e Logística Ltda ("TGLog")	Subsidiary	99.99%	Brazil	Transports and logistics
POP Internet Ltda ("POP")	Subsidiary	99.99%	Brazil	Internet
Aliança Atlântica Holding B.V. ("Aliança")	Joint venture	50.00%	Brazil	Telecommunications sector holdings
Companhia AIX de Participações ("AIX")	Joint venture	50.00%	Holland	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Joint venture	50.00%	Brazil	Technical assistance in telecommunication networks

The information on the subsidiaries and joint ventures, is the same as presented in Note 2.d) Basis of consolidation, to the financial statements for the year ended December 31, 2019.

e) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision-making professional in definition of how to allocate funds to an individual segment and in the assessment of segment performance. Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and its subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

f) Significant accounting practices

As the information for the notes to the financial statements is not significantly different from the disclosures as at December 31, 2019, this has not been repeated in detail in these quarterly financial statements.

The accounting policies adopted in the preparation of the quarterly financial statements in the six-month period ended June 30, 2020 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2019, except for any new accounting standards, interpretations and amendments approved for the IASB which came into effect as of or after January 1, 2020, as follows:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to References to the Conceptual Framework in IFRS Standards		January 1, 2020
Amendments to IFRS 3	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8	Definition of Material	January 1, 2020
IFRS 17	Insurance Contracts	January 1, 2021

The adoption of these standards, amendments and interpretations did not have a significant impact on the consolidated quarterly financial statements in the initial period of adoption.

The Company does not anticipate the early adoption of any issued pronouncement, interpretation or amendment before the mandatory adoption date.

g) Significant accounting judgments estimates and assumptions

The preparation of the quarterly financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in applying its accounting policies. These estimates are based on experience, knowledge, information available at the end of the year, and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Actual results involving these estimates could differ from those recorded in the quarterly financial statements due to the criteria inherent in the estimation process. The Company and its subsidiaries review its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company and its subsidiaries in the preparation of these quarterly financial statements are the same as presented in the following notes: trade accounts receivable (Note 4); income and social contribution taxes (Note 7); property, plant and equipment (Note 12); intangible assets (Note 13); provision and contingencies (Note 19); net operating income (Note 24); pension plans and other post-employment benefits (Note 30); and financial instruments and risk and capital management (Note 31), disclosed in the financial statements for the year ended December 31, 2019.

3) CASH AND CASH EQUIVALENTS

	Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
Cash and banks (1)	146,995	247,260	147,489	250,168
Short-term investments (2)	7,566,286	2,859,009	8,026,572	3,143,209
Total	7,713,281	3,106,269	8,174,061	3,393,377

(1)	On June 30, 2020 and December 31, 2019, the Company and Consolidated balances included R$38,735 and R$59,657, respectively, related to the Financial Clearing House, with a Telefónica Group company (note 27).

(2)	Highly liquid short-term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

4) TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
Billed amounts	7,525,172	7,010,556	7,515,678	7,018,601
Unbilled amounts	2,185,029	2,810,033	2,228,422	2,866,196
Interconnection amounts	717,007	790,051	717,004	790,046
Amounts from related parties (Note 27)	130,000	122,231	138,717	129,904
Gross accounts receivable	10,557,208	10,732,871	10,599,821	10,804,747
Estimated impairment losses	(1,857,409)	(1,616,698)	(1,885,469)	(1,644,797)
Total	8,699,799	9,116,173	8,714,352	9,159,950

Current	8,315,625	8,675,720	8,330,178	8,719,497
Non-current	384,174	440,453	384,174	440,453

On June 30, 2020 and December 31, 2019, the consolidated balances of the contractual assets, net of estimated losses for impairment were R$132,345 and R$223,314, respectively.

Consolidated balances of non-current trade accounts receivable include:

	06.30.20	12.31.19
Portion resale of goods to legal entities, receivable within 24 months	153,043	182,286
Portion of accounts receivable from the OI group - Bankruptcy process of companies	59,813	89,647
Vivo TECH (former Soluciona IT product) (1)	333,165	317,988
Nominal amount receivable	546,021	589,921
Deferred financial income	(35,290)	(48,086)
Present value of accounts receivable	510,731	541,835
Estimated impairment losses	(126,557)	(101,382)
Net amount receivable	384,174	440,453

(1)	The maturity schedule of the nominal amounts and the present value of the Vivo TECH product is up to five years.

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the periods.

The following are amounts receivable, net of estimated losses for impairment of accounts receivable, by maturity:

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

	Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
Falling due	6,615,234	6,800,581	6,664,830	6,862,054
Overdue – 1 to 30 days	872,354	963,846	870,641	966,986
Overdue – 31 to 60 days	312,970	310,686	308,223	306,956
Overdue – 61 to 90 days	205,148	199,066	204,854	192,622
Overdue – 91 to 120 days	238,297	248,035	237,465	250,029
Overdue – over 120 days	455,796	593,959	428,339	581,303
Total	8,699,799	9,116,173	8,714,352	9,159,950

On June 30, 2020 and December 31, 2019, no customer represented more than 10% of trade accounts receivable, net.

The following table shows the changes in estimated losses for impairment of accounts receivable.

	Company	Consolidated
Balance at 12.31.18	(1,483,726)	(1,498,134)
Supplement to estimated losses, net of reversal (Note 24)	(809,913)	(823,230)
Write-off	760,686	770,922
Balance at 06.30.19	(1,532,953)	(1,550,442)
Supplement to estimated losses, net of reversal	(848,506)	(859,118)
Write-off	764,761	776,655
Business combinations (Note 1 c)	-	(11,892)
Balance at 12.31.19	(1,616,698)	(1,644,797)
Supplement to estimated losses, net of reversal (Note 24)	(977,328)	(985,393)
Write-off	736,617	744,721
Balance at 06.30.20	(1,857,409)	(1,885,469)

5)	INVENTORIES

	Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
Materials for resale (1)	584,811	535,459	588,761	539,822
Materials for consumption	55,115	40,652	56,337	41,584
Other inventories	4,530	23,899	4,740	24,115
Gross inventories	644,456	600,010	649,838	605,521
Estimated losses from impairment or obsolescence (2)	(29,883)	(26,527)	(30,366)	(27,518)
Total	614,573	573,483	619,472	578,003

(1)	This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

(2)	Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 24).

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

6)	PREPAID EXPENSES

	Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
Fistel Fee (1)	545,961	-	545,961	-
Incremental costs - customer contracts	342,406	330,919	342,406	330,919
Advertising and publicity	141,850	249,433	141,850	249,433
Rental (2)	156,867	184,221	156,884	184,248
Software and networks maintenance (2)	155,139	33,797	155,584	33,863
Personal	30,047	29,684	30,412	30,135
Financial charges	22,640	30,521	22,640	30,521
Insurance	23,222	20,383	23,458	20,459
Taxes and other	56,540	26,091	57,497	27,007
Total	1,474,672	905,049	1,476,692	906,585

Current	1,304,589	684,972	1,306,608	686,503
Non-current	170,083	220,077	170,084	220,082

(1)	Refers to the remaining portion of the Inspection and Operation Fee amounts, which will be amortized to the result until the end of the year 2020.

(2)	On June 30, 2020 and December 31, 2019, the consolidated balances include R$20,791 and R$3,738 for software rentals and maintenance with companies of the Telefónica Group (Note 27).

7)	INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and Social Contribution taxes recoverable

	Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
Income taxes	493,170	377,878	496,554	380,314
Social contribution taxes	33,401	30,527	34,810	31,281
Total	526,571	408,405	531,364	411,595

Current	526,571	408,405	531,364	411,595

b) Income and Social Contribution taxes payable

	Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
Income taxes	72,683	71,692	76,656	76,483
Social contribution taxes	23,182	14,820	24,503	16,614
Total	95,865	86,512	101,159	93,097

Current	3	-	5,297	6,585
Non-current	95,862	86,512	95,862	86,512

c) Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Company
	Balance on 12.31.18	Income statement	Comprehensive income	Balance on 06.30.19	Income statement	Comprehensive income	Balance on 12.31.19	Income statement	Comprehensive income	Balance on 06.30.20
Deferred tax assets(liabilities)
Income and social contribution taxes on tax losses (1)	1,273,484	569,260	-	1,842,744	(474,147)	-	1,368,597	208,219	-	1,576,816
Income and social contribution taxes on temporary differences (2)	(3,256,436)	(790,197)	(3,005)	(4,049,638)	(538,107)	72,695	(4,515,050)	(700,557)	(1,036)	(5,216,643)
Provisions for legal, labor, tax civil and regulatory contingencies	1,926,682	(64,654)	-	1,862,028	(210,722)	-	1,651,306	80,185	-	1,731,491
Trade accounts payable and other provisions	541,893	(53,909)	-	487,984	29,527	-	517,511	181,510	-	699,021
Customer portfolio and trademarks	184,603	(34,908)	-	149,695	(51,617)	-	98,078	(67,226)	-	30,852
Estimated losses on impairment of accounts receivable	437,679	13,644	-	451,323	22,086	-	473,409	64,881	-	538,290
Estimated losses from modems and other P&E items	176,130	2,349	-	178,479	4,520	-	182,999	7,428	-	190,427
Pension plans and other post-employment benefits	226,080	11,655	-	237,735	80,045	69,511	387,291	14,842	-	402,133
Profit sharing	128,755	(52,280)	-	76,475	42,684	-	119,159	(24,375)	-	94,784
Licenses	(1,853,214)	(108,165)	-	(1,961,379)	(108,165)	-	(2,069,544)	(108,165)	-	(2,177,709)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(4,600,940)	(501,384)	-	(5,102,324)	(501,384)	-	(5,603,708)	(501,384)	-	(6,105,092)
Property, plant and equipment of small value	(395,606)	(15,417)	-	(411,023)	122,572	-	(288,451)	(451,313)	-	(739,764)
Technological Innovation Law	(50,127)	12,969	-	(37,158)	12,593	-	(24,565)	8,905	-	(15,660)
On other temporary differences (3)	21,629	(97)	(3,005)	18,527	19,754	3,184	41,465	94,155	(1,036)	134,584
Total deferred tax liabilities	(1,982,952)	(220,937)	(3,005)	(2,206,894)	(1,012,254)	72,695	(3,146,453)	(492,338)	(1,036)	(3,639,827)

Deferred tax assets	5,339,788			5,766,443			5,377,539			5,977,796
Deferred tax liabilities	(7,322,740)			(7,973,337)			(8,523,992)			(9,617,623)
Deferred tax liabilities, net	(1,982,952)			(2,206,894)			(3,146,453)			(3,639,827)

Represented in the balance sheet as follows:
Deferred tax liabilities	(1,982,952)			(2,206,894)			(3,146,453)			(3,639,827)

DEFERRED TAXES AND TAXES RECOVERABLE

Consolidated
	Balance on 12.31.18	Income statement	Comprehensive income	Balance on 06.30.19	Income statement	Comprehensive income	Balance on 12.31.19	Income statement	Comprehensive income	Balance on 06.30.20
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	1,428,476	546,222	-	1,974,698	(494,862)	-	1,479,836	190,159	-	1,669,995
Income and social contribution taxes on temporary differences (2)	(3,181,331)	(800,050)	(3,005)	(3,984,386)	(543,585)	72,724	(4,455,247)	(697,142)	(1,036)	(5,153,425)
Provisions for legal, labor, tax civil and regulatory contingencies	1,965,700	(62,495)	-	1,903,205	(212,614)	-	1,690,591	80,936	-	1,771,527
Trade accounts payable and other provisions	571,734	(68,663)	-	503,071	28,270	-	531,341	184,658	-	715,999
Customer portfolio and trademarks	184,603	(34,908)	-	149,695	(51,617)	-	98,078	(67,226)	-	30,852
Estimated losses on impairment of accounts receivable	442,276	14,862	-	457,138	21,492	-	478,630	64,612	-	543,242
Estimated losses from modems and other P&E items	176,130	2,349	-	178,479	4,520	-	182,999	7,428	-	190,427
Pension plans and other post-employment benefits	226,221	11,679	-	237,900	80,067	69,540	387,507	14,856	-	402,363
Profit sharing	129,689	(52,659)	-	77,030	42,964	-	119,994	(24,586)	-	95,408
Licenses	(1,853,214)	(108,165)	-	(1,961,379)	(108,165)	-	(2,069,544)	(108,165)	-	(2,177,709)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(4,600,940)	(501,384)	-	(5,102,324)	(501,384)	-	(5,603,708)	(501,384)	-	(6,105,092)
Property, plant and equipment of small value	(395,606)	(15,417)	-	(411,023)	122,572	-	(288,451)	(451,313)	-	(739,764)
Technological Innovation Law	(50,127)	12,969	-	(37,158)	12,593	-	(24,565)	8,905	-	(15,660)
On other temporary differences (3)	22,203	1,782	(3,005)	20,980	17,717	3,184	41,881	94,137	(1,036)	134,982
Total deferred tax iabilities	(1,752,855)	(253,828)	(3,005)	(2,009,688)	(1,038,447)	72,724	(2,975,411)	(506,983)	(1,036)	(3,483,430)

Deferred tax assets	5,569,885			5,963,649			5,548,581			6,134,192
Deferred tax liabilities	(7,322,740)			(7,973,337)			(8,523,992)			(9,617,622)
Deferred tax liabilities, net	(1,752,855)			(2,009,688)			(2,975,411)			(3,483,430)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	230,097			197,206			171,042			156,397
Deferred tax liabilities	(1,982,952)			(2,206,894)			(3,146,453)			(3,639,827)

(1)	Under Brazilian tax legislation these may be used to offset up to 30% of annual taxable income but otherwise have no expiry date.

(2)	Amounts that will be realized upon payment of provision, upon impairment losses for trade accounts receivable, or realization of inventories, as well as reversal of other provisions.

(3)	Deferred taxes from other temporary differences, such as deferred income, renewal of licenses, disposal of structures (towers and rooftops), among others.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

On June 30, 2020, deferred tax assets (income and social contribution tax losses) were not recognized in the subsidiaries' (Innoweb, TGLog and TIS) accounting records, in the amount of R$47,196 (R$54,570 on December 31, 2019), as it is not probable that future taxable profits will be sufficient for offset for these subsidiaries to benefit from such tax credits.

d) Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on an accrual basis, and pay taxes based on estimates in the tax auxiliary trial balance. Taxes calculated on profits up to the date of the quarterly financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the periods of three and six months ended June 30, 2020 and 2019.

	Company
	Three-month periods ended		Six-month periods ended
	06.30.20	06.30.19	06.30.20	06.30.19
Income before taxes	1,225,153	1,344,483	2,762,455	2,983,769
Income and social contribution tax expenses, at the tax rate of 34%	(416,552)	(457,124)	(939,235)	(1,014,481)
Permanent differences
Equity pickup (Note 11)	11,890	27,826	28,220	57,542
Non-deductible expenses, gifts, incentives	(11,440)	(19,691)	(33,348)	(28,318)
Tax benefit of interest on equity allocated	306,000	522,920	448,800	760,920
Other (additions) exclusions	(2,257)	1,091	(642)	2,215
Total	(112,359)	75,022	(496,205)	(222,122)

Effective rate	9.2%	-5.6%	18.0%	7.4%
Current income and social contribution taxes	(3,867)	(721)	(3,867)	(1,185)
Deferred income and social contribution taxes	(108,492)	75,743	(492,338)	(220,937)

	Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.20	06.30.19	06.30.20	06.30.19
Income before taxes	1,251,673	1,386,929	2,819,832	3,069,240
Income and social contribution tax expenses, at the tax rate of 34%	(425,569)	(471,556)	(958,743)	(1,043,542)
Permanent differences
Equity pickup (Note 11)	262	38	452	20
Non-deductible expenses, gifts, incentives	(12,039)	(19,727)	(33,950)	(28,364)
Tax benefit of interest on equity allocated	306,000	522,920	448,800	760,920
Other (additions) exclusions	(7,533)	901	(10,141)	3,373
Total	(138,879)	32,576	(553,582)	(307,593)

Effective rate	11.1%	-2.3%	19.6%	10.0%
Current income and social contribution taxes	(24,220)	(29,817)	(46,599)	(53,765)
Deferred income and social contribution taxes	(114,659)	62,393	(506,983)	(253,828)

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

e) Treatment of uncertain income tax positions

The Company and its subsidiaries are defending several assessments filed by the Federal Revenue of Brazil (“RFB”) for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, in the amount of R$9,970,021 on June 30, 2020 (R$9,895,728 on December 31, 2019). Management, supported by the position of its legal advisors, believes that a large part of these deductions will likely be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

For tax treatments in which the Company and its subsidiaries believes that the probability of acceptance by the tax authority is less than 50%, an income tax and social contribution liability was recognized in the amount of R$95,862 on June 30, 2020 (R$86,512 on December 13, 2019), in relation to these actions (Note 7.b).

8) TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
State VAT (ICMS) (1)	2,761,772	2,663,658	2,762,141	2,664,499
PIS and COFINS (2)	1,171,641	2,122,746	1,173,721	2,125,186
Withholding taxes and contributions (3)	72,798	140,885	74,995	142,940
Fistel, ISS and other taxes	66,054	84,257	66,546	84,935
Total	4,072,265	5,011,546	4,077,403	5,017,560

Current	2,752,421	4,170,350	2,757,556	4,176,362
Non-current	1,319,844	841,196	1,319,847	841,198
(1)	Includes ICMS credits from the acquisition of property and equipment, available for offset over 48 months; requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$545,826 and R$537,209 on June 30, 2020 and December 31, 2019, respectively.

(2)	The current balances on June 30, 2020 and December 31, 2019 include tax credits for PIS and COFINS plus interest accruals based on the SELIC, in the amounts of R$1,100,029 and R$2,046,274, respectively, arising from the final judicial processes on May 17, 2018, August 28, 2018 and May 5, 2020 in favor of the Company and its subsidiary, which recognized the right to deduct ICMS from the basis of the calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017, July 2004 to July 2013 and November 2001 to March 2016, respectively. On June 30, 2020, current and non-current balances were R$611,693 and R$488,336, respectively. On the December 31, 2019, the current balance was R$2,046,274.

The Internal Revenue Service filed a review, pursuant to Law 13,670/18, with the purpose of approving the PIS and COFINS credits resulting from the dispute that dealt with the exclusion of ICMS from the bases of these contributions. The Company has made every effort, including judicial measures, to meet in a timely manner the requests for audit procedures and thus continues offsetting its tax credits.

The Company has two other lawsuits of the same nature in progress (including lawsuit of company that have already been merged - Telemig), treated as contingent assets, which cover several periods between February 2002 and June 2017, with estimated amounts between R$1,755 million and R$1,931 million.

(3)	Withholding income tax (“IRRF”) credits on short-term investments, interest on equity and others, which are retained in operations for the period and social contribution tax withheld at source on services provided to public agencies.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

9)	JUDICIAL DEPOSITS AND GARNISHMENTS

When granted suspension of tax liability, judicial deposits, are required to be made by law to enable claims discussions to proceed.

Judicial deposits are recorded at historical cost-plus legal indexation/interest accruals.

	Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
Judicial deposits
Tax	1,793,870	1,861,387	1,941,937	2,007,074
Civil	996,993	1,047,404	999,617	1,049,922
Labor	260,246	307,934	267,139	316,009
Regulatory	264,292	261,005	264,292	261,005
Total	3,315,401	3,477,730	3,472,985	3,634,010
Garnishments	31,959	36,117	32,702	36,875
Total	3,347,360	3,513,847	3,505,687	3,670,885

Current	221,235	277,007	221,660	277,468
Non-current	3,126,125	3,236,840	3,284,027	3,393,417

The table below presents the classified balances on June 30, 2020 and December 31, 2019 of the tax judicial deposits (classified by tax).

	06.30.20	12.31.19
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	582,113	575,426
Universal Telecommunication Services Fund (FUST)	522,927	518,372
State Value-Added Tax (ICMS)	316,065	269,483
Social Contribution Tax for Intervention in the Economic Order (CIDE)	288,602	286,270
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	35,859	140,186
Withholding Income Tax (IRRF)	57,999	57,142
Telecommunications Inspection Fund (FISTEL)	46,587	46,167
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	35,729	34,983
Other taxes, charges and contributions	56,056	79,045
Total	1,941,937	2,007,074

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

10)	OTHER ASSETS

	Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
Surplus from post-employment benefit plans (Note 29) (1)	193,228	220,858	193,316	220,939
Advances to employees and suppliers	205,281	71,330	188,273	73,849
Receivables from suppliers	123,693	167,540	123,693	167,540
Related-party receivables (Note 27)	54,410	63,020	55,843	64,966
Goods for sale (2)	-	76,912	-	76,912
Other amounts receivable (3)	36,215	18,711	36,265	14,123
Total	612,827	618,371	597,390	618,329

Current	396,615	382,959	380,844	382,591
Non-current	216,212	235,412	216,546	235,738

(1)	On June 30, 2020 and December 31, 2019, includes R$181,902 and R$209,347, respectively, referring to the distribution of the PBS-A surplus (Note 29).

(2)	Refers to the balance of property, plant and equipment available for sale, resulting from the contract entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda. (note 12). On February 7, 2020, this transaction was concluded for a total amount of R$641 million, after the fulfillment of all suspensive conditions common to this type of transaction, including the approval of the Transaction by the Administrative Council for Economic Defense (“CADE”).

(3)	On June 30, 2020 and December 31, 2019, includes R$10,717 and R$10,226, respectively, from a subletting agreement in the Curitiba Data Center, for a period of 22 years and of structures (towers and rooftops) for a period of 10 years (this occurred in the 1st quarter of 2020). There are no unsecured residual amounts that result in lessor benefits and no contingent payments recognized as income during the period (Note 12).

11) INVESTMENTS

a)	Information on investees

The information related to subsidiaries and jointly-controlled entities is unchanged from Note 11) Investments, to the December 31, 2019 financial statements.

The following is a summary of the significant financial information on the investees in which the Company holds a stake including changes as described in Note 2 d).

	06.30.20				12.31.19
	Subsidiaries			Joint ventures	Subsidiaries			Joint ventures
	Terra Networks Consolidated	TGLog	POP Consolidated	Aliança / AIX / ACT	Terra Networks	TGLog	POP Consolidated	Aliança / AIX / ACT

Equity interest	100.00%	99.99%	99.99%	50.00%	100.00%	99.99%	99.99%	50.00%

Summary of balance sheets:
Current assets	541,706	29,045	72,186	293,105	444,611	37,178	65,935	221,183
Non-current assets	275,305	6,088	54,012	9,597	288,953	6,217	53,303	10,556
Total assets	817,011	35,133	126,198	302,702	733,564	43,395	119,238	231,739

Current liabilities	501,696	15,963	9,709	7,302	275,878	24,572	7,842	7,140
Non-current liabilities	122,028	7,334	47,076	17,118	123,084	6,871	45,688	16,773
Equity	193,287	11,836	69,413	278,282	334,602	11,952	65,708	207,826
Total liabilities and equity	817,011	35,133	126,198	302,702	733,564	43,395	119,238	231,739

Investment Book value	193,287	11,836	69,413	139,141	334,602	11,952	65,708	103,913

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Six-month periods ended
	06.30.20				12.31.19
	Subsidiaries			Joint ventures	Subsidiaries			Joint ventures
Summary of Income Statements:	Terra Networks Consolidated	TGLog	POP Consolidated	Aliança / AIX / ACT	Terra Networks	TGLog	POP Consolidated	Aliança / AIX / ACT
Net operating income	304,080	27,063	10,496	23,153	395,352	29,517	13,973	23,236
Operating costs and expenses	(171,878)	(26,880)	(5,748)	(20,381)	(149,716)	(29,551)	(7,162)	(23,407)
Financial income (expenses), net	1,256	(299)	959	360	1,135	(292)	1,395	451
Income and social contribution taxes	(55,376)	-	(2,002)	(472)	(82,628)	-	(2,842)	(160)
Net income (loss) for the period	78,082	(116)	3,705	2,660	164,143	(326)	5,364	120

Equity pickup, according to interest held	78,082	(116)	3,705	1,330	164,143	(326)	5,364	60

b)	Changes in investments

	Subsidiaries			Joint ventures
	Terra Networks Consolidated	TGLog	POP Consolidated	Aliança / AIX / ACT	Other investments (1)	Total investments - Company	Eliminations	Total investments - Consolidated
Balance on 12.31.18	316,911	9,712	55,828	101,302	355	484,108	(382,451)	101,657
Equity pick-up	164,143	(326)	5,364	60	-	169,241	(169,181)	60
Dividends and interest on equity	(153,875)	-	-	-	-	(153,875)	153,875	-
Other comprehensive income	-	-	-	(1,700)	108	(1,592)	-	(1,592)
Balance on 06.30.19	327,179	9,386	61,192	99,662	463	497,882	(397,757)	100,125
Equity pick-up	127,697	449	4,516	692	-	133,354	(132,662)	692
Dividends and interest on equity	(72,900)	-	-	-	-	(72,900)	72,900	-
Equity transactions	(48,135)	-	-	-	-	(48,135)	48,135	-
Other	66	-	-	-	-	66	(66)	-
Other comprehensive income	695	2,117	-	3,559	(125)	6,246	(2,812)	3,434
Balance on 12.31.19	334,602	11,952	65,708	103,913	338	516,513	(412,262)	104,251
Equity pick-up	78,082	(116)	3,705	1,330	-	83,001	(81,671)	1,330
Dividends and interest on equity	(219,397)	-	-	-	-	(219,397)	219,397	-
Other comprehensive income	-	-	-	33,898	78	33,976	-	33,976
Balance on 06.30.20	193,287	11,836	69,413	139,141	416	414,093	(274,536)	139,557

(1)	Other investments (tax incentives and interest held in companies) are measured at fair value.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

12) PROPERTY, PLANT AND EQUIPMENT

a) Breakdown, changes and depreciation rates

Company
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Balances and changes:
Balance on 12.31.18	24,668,209	2,571,019	3,766,984	314,832	832,898	(156,892)	2,112,089	34,109,139
Initial adoption IFRS 16 effects	91,836	-	8,525,095	-	-	-	-	8,616,931
Additions	30,794	56,824	1,111,990	-	103,285	(4,450)	3,051,914	4,350,357
Write-offs, net (2)	(6,290)	(120)	(20,244)	(271)	(868)	2,821	(7,016)	(31,988)
Net transfers	1,472,485	443,901	442,321	-	78,390	-	(2,481,718)	(44,621)
Transfers of goods destined for sale (3)	(306)	-	(172,480)	(30,585)	(67,143)	-	-	(270,514)
Depreciation (Note 24)	(1,643,891)	(709,079)	(1,356,022)	-	(145,521)	-	-	(3,854,513)
Balance on 06.30.19	24,612,837	2,362,545	12,297,644	283,976	801,041	(158,521)	2,675,269	42,874,791
Additions	83,723	86,046	678,094	-	153,777	(16,015)	3,523,899	4,509,524
Write-offs, net (2)	(10,778)	(148)	(118,618)	(5,464)	(1,275)	719	(14,734)	(150,298)
Net transfers	2,793,088	855,430	61,505	-	9,755	-	(3,760,426)	(40,648)
Transfers of goods destined for sale (3)	(877)	-	(75,695)	-	-	-	(340)	(76,912)
Subletting (4)	-	-	(10,310)	-	-	-	-	(10,310)
Depreciation	(2,292,682)	(717,784)	(1,114,463)	-	(149,849)	-	-	(4,274,778)
Balance on 12.31.19	25,185,311	2,586,089	11,718,157	278,512	813,449	(173,817)	2,423,668	42,831,369
Additions	92,188	45,077	429,518	-	80,610	(667)	2,605,982	3,252,708
Write-offs, net (2)	(3,354)	(112)	(37,795)	(1,186)	(2,077)	2,452	(8,407)	(50,479)
Net transfers	2,091,385	550,497	183,607	-	5,868	-	(2,934,485)	(103,128)
Subletting (4)	-	-	(1,379)	-	-	-	-	(1,379)
Depreciation (Note 24)	(1,981,598)	(764,585)	(1,284,270)	-	(144,905)	-	-	(4,175,358)
Balance on 06.30.20	25,383,932	2,416,966	11,007,838	277,326	752,945	(172,032)	2,086,758	41,753,733

Balance on 12.31.19
Cost	83,028,052	19,328,623	26,247,199	278,512	5,057,004	(173,817)	2,423,668	136,189,241
Accumulated depreciation	(57,842,741)	(16,742,534)	(14,529,042)	-	(4,243,555)	-	-	(93,357,872)
Total	25,185,311	2,586,089	11,718,157	278,512	813,449	(173,817)	2,423,668	42,831,369

Balance on 06.30.20
Cost	85,088,665	19,881,666	26,778,159	277,326	5,131,448	(172,032)	2,086,758	139,071,990
Accumulated depreciation	(59,704,733)	(17,464,700)	(15,770,321)	-	(4,378,503)	-	-	(97,318,257)
Total	25,383,932	2,416,966	11,007,838	277,326	752,945	(172,032)	2,086,758	41,753,733

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Consolidated
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total

Balances and changes:
Balance on 12.31.18	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327
Initial adoption IFRS 16 effects	91,836	-	8,526,236	-	-	-	-	8,618,072
Additions	30,794	56,878	1,111,990	-	103,341	(4,450)	3,052,011	4,350,564
Write-offs, net (2)	(6,290)	(120)	(21,237)	(271)	(867)	2,821	(7,016)	(32,980)
Net transfers	1,472,485	443,939	442,317	-	78,390	-	(2,482,040)	(44,909)
Transfers of goods destined for sale (3)	(306)	-	(172,480)	(30,585)	(67,143)	-	-	(270,514)
Depreciation (Note 24)	(1,643,891)	(709,090)	(1,356,479)	-	(146,089)	-	-	(3,855,549)
Balance on 06.30.19	24,612,840	2,362,691	12,299,435	283,976	803,739	(158,521)	2,675,851	42,880,011
Additions	83,723	86,097	678,195	-	155,513	(16,015)	3,524,285	4,511,798
Write-offs, net (2)	(10,779)	(148)	(118,620)	(5,464)	(1,315)	719	(14,734)	(150,341)
Net transfers	2,793,088	855,429	61,693	-	9,710	-	(3,760,511)	(40,591)
Transfers of goods destined for sale (3)	(877)	-	(75,695)	-	-	-	(340)	(76,912)
Subletting (4)	-	-	(10,310)	-	-	-	-	(10,310)
Depreciation	(2,292,681)	(717,800)	(1,114,977)	-	(151,145)	-	-	(4,276,603)
Business combinations (Note 1 c)	-	9	343	-	10,551	(691)	-	10,212
Balance on 12.31.19	25,185,314	2,586,278	11,720,064	278,512	827,053	(174,508)	2,424,551	42,847,264
Additions	92,189	45,108	429,518	-	82,002	(667)	2,605,598	3,253,748
Write-offs, net (2)	(3,355)	(111)	(37,793)	(1,186)	(2,114)	2,452	(8,408)	(50,515)
Net transfers	2,091,385	550,497	183,606	-	5,868	-	(2,934,485)	(103,129)
Subletting (4)	-	-	(1,379)	-	-	-	-	(1,379)
Depreciation (Note 24)	(1,981,599)	(764,606)	(1,284,803)	-	(146,635)	-	-	(4,177,643)
Balance on 06.30.20	25,383,934	2,417,166	11,009,213	277,326	766,174	(172,723)	2,087,256	41,768,346

Balance on 12.31.19
Cost	83,028,079	19,329,470	26,269,769	278,512	5,218,153	(174,508)	2,424,551	136,374,026
Accumulated depreciation	(57,842,765)	(16,743,192)	(14,549,705)	-	(4,391,100)	-	-	(93,526,762)
Total	25,185,314	2,586,278	11,720,064	278,512	827,053	(174,508)	2,424,551	42,847,264

Balance on 06.30.20
Cost	85,088,692	19,882,545	26,800,730	277,326	5,293,952	(172,723)	2,087,256	139,257,778
Accumulated depreciation	(59,704,758)	(17,465,379)	(15,791,517)	-	(4,527,778)	-	-	(97,489,432)
Total	25,383,934	2,417,166	11,009,213	277,326	766,174	(172,723)	2,087,256	41,768,346

(1)	The Company and its subsidiaries recognized estimated losses and write-offs (when applicable) for potential obsolescence of materials used for property and equipment maintenance, based on historical experience and expected future use.

(2)	Infrastructure, includes R$35,605 in 2020 and R$105,952 in 2019, for cancellation of lease agreements (Note 19).

(3)	Refers to assets sold from the Tamboré and Curitiba (CIC) data centers to a company controlled by Asterion Industrial Partners SGEIC, SA, pursuant to an agreement entered into by the Company on May 8, 2019 with the settlement on July 24, 2019.

It also includes property, plant and equipment intended for sale, resulting from the contract entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda. (Note 10). On February 7, 2020, this transaction was concluded.

(4)	Refers to the lease for structures (towers and rooftops) in 2020 and for areas in the Curitiba data center in 2019.

Depreciation rates for the periods ended June 30, 2020 and December 31, 2019.

Description	Consolidated
Switching and transmission equipment and media	2.50% to 92.31%
Terminal equipment / modems	6.67% to 66.67%
Infrastructure	2.50% to 92.31%
Other P&E assets	10.00% to 25.00%

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

b)	Additional information on leases

Changes in leases, after the adoption of IFRS 16, incorporated in the asset tables (Note 12.a), are as follows.

Consolidated
	Switching and transmission equipment	Infrastructure	Other	Total

Annual depreciation rate (%)	5.00 to 92.31	3.05 to 92.31	20.00

Balances and changes:
Balance on 12.31.18 (1)	186,554	189,455	10,950	386,959
Initial Adoption in 01.01.19	91,836	8,526,236	-	8,618,072
Additions	20,847	1,080,854	-	1,101,701
Depreciation and write-offs, net (IAS 17)	(6,770)	(20,018)	(3,865)	(30,653)
Depreciation (IFRS 16)	(10,512)	(893,124)	-	(903,636)
Balance on 06.30.19	281,955	8,871,338	7,085	9,160,378
Additions	86,261	615,979	-	702,240
Subletting (Note 12.a)	-	(10,310)	-	(10,310)
Depreciation (IAS 17)	(6,770)	(17,261)	(3,865)	(27,896)
Depreciation (IFRS 16)	(15,140)	(964,174)	-	(979,314)
Cancellation of contracts	-	(93,887)	-	(93,887)
Balance on 12.31.19	346,306	8,401,685	3,220	8,751,211
Additions	87,639	375,866	9,031	472,536
Subletting (Note 12.a)	-	(1,379)	-	(1,379)
Depreciation (IAS 17)	(6,770)	(15,886)	(3,221)	(25,877)
Depreciation (IFRS 16)	(16,003)	(993,710)	-	(1,009,713)
Cancellation of contracts	(420)	(35,605)	-	(36,025)
Balance on 06.30.20	410,752	7,730,971	9,030	8,150,753

(1) Includes lease under IAS 17 and provision for dismantling at conclusion of leases.

c) Property and equipment items pledged in guarantee

On June 30, 2020, the Company had property and equipment pledged in guarantee for lawsuits, of R$81,166 (R$81,416 on December 31, 2019).

d) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the arrangement are considered “reversible” (returnable to the concession authority). On June 30, 2020, estimated value of reversible assets was R$8,039,050 (R$8,259,852 on December 31, 2019), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

13) INTANGIBLE ASSETS

a) Breakdown, changes and amortization rates

Company
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00	11.76	5.13	3.60 to 6.67	20.00

Balances and changes:
Balance on 12.31.18	23,062,421	3,244,525	1,429,274	989,410	13,056,137	49,447	(499)	389,677	42,220,392
Additions	-	144,274	-	-	-	-	-	656,797	801,071
Write-offs, net	-	(7)	-	-	-	-	-	-	(7)
Net transfers	-	785,134	-	-	-	(63)	-	(740,450)	44,621
Transfers of goods destined for sale (2)	-	(1,537)	-	-	-	-	-	-	(1,537)
Amortization (Note 24)	-	(582,502)	(274,794)	(42,103)	(468,463)	(1,970)	-	-	(1,369,832)
Balance on 06.30.19	23,062,421	3,589,887	1,154,480	947,307	12,587,674	47,414	(499)	306,024	41,694,708
Additions	-	227,701	-	-	-	-	-	733,163	960,864
Write-offs, net (1)	(3,249)	(5,059)	-	-	-	-	-	-	(8,308)
Net transfers	-	529,857	-	-	-	(1)	-	(489,208)	40,648
Amortization	-	(651,819)	(225,647)	(42,102)	(495,853)	(1,759)	-	-	(1,417,180)
Balance on 12.31.19	23,059,172	3,690,567	928,833	905,205	12,091,821	45,654	(499)	549,979	41,270,732
Additions	-	245,064	-	-	-	-	(12,230)	526,986	759,820
Write-offs, net	-	(1)	-	-	-	-	-	-	(1)
Net transfers	-	767,319	-	-	-	-	-	(664,191)	103,128
Amortization (Note 24)	-	(682,738)	(162,066)	(42,103)	(455,364)	(1,551)	-	-	(1,343,822)
Balance on 06.30.20	23,059,172	4,020,211	766,767	863,102	11,636,457	44,103	(12,729)	412,774	40,789,857

Balance on 12.31.19
Cost	23,059,172	18,198,545	4,513,278	1,658,897	20,244,219	269,918	(499)	549,979	68,493,509
Accumulated amortization	-	(14,507,978)	(3,584,445)	(753,692)	(8,152,398)	(224,264)	-	-	(27,222,777)
Total	23,059,172	3,690,567	928,833	905,205	12,091,821	45,654	(499)	549,979	41,270,732

Balance on 06.30.20
Cost	23,059,172	19,209,466	4,513,278	1,658,897	20,244,219	269,557	(12,729)	412,774	69,354,634
Accumulated amortization	-	(15,189,255)	(3,746,511)	(795,795)	(8,607,762)	(225,454)	-	-	(28,564,777)
Total	23,059,172	4,020,211	766,767	863,102	11,636,457	44,103	(12,729)	412,774	40,789,857

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Consolidated
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00 to 50.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	6.67 to 20.00

Balances and changes:
Balance on 12.31.18	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985
Additions	-	144,632	-	-	-	-	-	657,313	801,945
Write-offs, net	-	(7)	-	-	-	-	-	-	(7)
Net transfers	-	785,134	-	-	-	(63)	-	(740,162)	44,909
Transfers of goods destined for sale (2)	-	(1,537)	-	-	-	-	-	-	(1,537)
Amortization (Note 24)	-	(582,691)	(274,794)	(42,103)	(468,463)	(1,970)	-	-	(1,370,021)
Balance on 06.30.19	23,062,421	3,590,573	1,154,480	947,307	12,587,674	47,490	(499)	306,828	41,696,274
Additions	-	230,058	-	-	-	-	-	733,418	963,476
Write-offs, net (1)	(3,249)	(5,059)	-	-	-	(58)	-	-	(8,366)
Net transfers	-	529,844	-	-	-	57	-	(489,310)	40,591
Business combinations (Note 1 c)	-	596	-	-	-	-	-	-	596
Amortization	-	(652,258)	(225,647)	(42,102)	(495,853)	(1,759)	-	-	(1,417,619)
Balance on 12.31.19	23,059,172	3,693,754	928,833	905,205	12,091,821	45,730	(499)	550,936	41,274,952
Additions	-	246,917	-	-	-	-	(12,230)	527,281	761,968
Write-offs, net	-	(1)	-	-	-	-	-	-	(1)
Net transfers	-	767,528	-	-	-	-	-	(664,399)	103,129
Amortization (Note 24)	-	(683,382)	(162,066)	(42,103)	(455,364)	(1,551)	-	-	(1,344,466)
Balance on 06.30.20	23,059,172	4,024,816	766,767	863,102	11,636,457	44,179	(12,729)	413,818	40,795,582

Balance on 12.31.19
Cost	23,059,172	18,310,812	4,513,278	1,658,897	20,244,219	270,000	(499)	550,936	68,606,815
Accumulated amortization	-	(14,617,058)	(3,584,445)	(753,692)	(8,152,398)	(224,270)	-	-	(27,331,863)
Total	23,059,172	3,693,754	928,833	905,205	12,091,821	45,730	(499)	550,936	41,274,952

Balance on 06.30.20
Cost	23,059,172	19,323,794	4,513,278	1,658,897	20,244,219	269,639	(12,729)	413,818	69,470,088
Accumulated amortization	-	(15,298,978)	(3,746,511)	(795,795)	(8,607,762)	(225,460)	-	-	(28,674,506)
Total	23,059,172	4,024,816	766,767	863,102	11,636,457	44,179	(12,729)	413,818	40,795,582

(1)	Refers to proportional write-off of R$3,249 in July 2019 from the sale of the Tamboré and Curitiba (CIC) data centers, pursuant to paragraph 86 of IAS 36. The information related to goodwill is the same as in Note 13.d) Goodwill, to the December 31, 2019 financial statements.

(2)	Refers to assets sold from the Tamboré and Curitiba (CIC) data centers to a company controlled by Asterion Industrial Partners SGEIC, SA, pursuant to an agreement entered into by the Company on May 8, 2019 and with settlement on July 24, 2019.

14)	PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
Social charges and benefits	597,401	381,935	621,801	400,470
Profit sharing	202,274	302,972	205,876	308,918
Share-based payment plans (Note 28)	72,257	39,723	72,943	40,523
Salaries and wages	15,767	35,522	17,019	38,363
Total	887,699	760,152	917,639	788,274

Current	823,512	724,194	853,355	752,246
Non-current	64,187	35,958	64,284	36,028

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

15)	TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
Sundry suppliers (Opex, Capex, Services e Material)	4,945,640	5,974,484	4,947,572	5,958,280
Related parties (Note 27)	387,698	379,933	412,986	405,271
Amounts payable (operators, cobilling)	244,611	286,851	195,814	232,264
Interconnection / interlink	175,497	275,984	175,497	275,984
Total	5,753,446	6,917,252	5,731,869	6,871,799

16) TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
Fistel (1)	1,091,923	-	1,091,923	-
ICMS	749,185	858,493	796,982	906,447
PIS and COFINS	302,271	324,261	321,793	331,863
Fust and Funttel	87,151	89,394	87,151	89,394
ISS, CIDE and other taxes	62,446	83,155	74,204	97,163
Total	2,292,976	1,355,303	2,372,053	1,424,867

Current	2,035,070	1,116,229	2,066,866	1,139,812
Non-current	257,906	239,074	305,187	285,055

(1) On April 15, 2020, provisional measure 952 was published in the Official Gazette (“DOU”), extending Fistel's payment period in 2020; the original maturity date was scheduled for March 31, 2020. Payment are due as follows: (i) in a single installment, on August 31, 2020; or (ii) in up to five successive monthly installments, maturing on the last business day of each month, in which case the first installment will mature on August 31, 2020, with the installments accruing interest based on the Selic rate, without penalty or additional interest.

17)	DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)   Dividends and interest on equity receivable

Company
Balance on 12.31.18	51,785
Terra Networks supplementary dividends for 2018	153,875
Balance on 06.30.19	205,660
Receipt of dividends from Terra Networks	(205,660)
Terra Networks mandatory minimum dividend of 2019	72,900
Balance on 12.31.19	72,900
Terra Networks supplementary dividends for 2019	219,397
Balance on 06.30.20	292,297

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to the “Investing Activities” group of accounts.

b)   Dividends and interest on equity payable

b.1) Breakdown:

	Company/Consolidated
	06.30.20	12.31.19
Telefónica	1,932,242	948,662
Telefónica Latinoamérica Holding	1,604,643	787,823
SP Telecomunicações Participações	1,218,141	598,064
Telefónica Chile	3,395	1,667
Non-controlling interest	2,148,537	1,251,201
Total	6,906,958	3,587,417

b.2) Changes:

Company/ Consolidated
Balance on 12.31.18	4,172,916
Supplementary dividends for 2018	2,468,684
Interim interest on equity (net of IRRF)	1,902,300
Payment of dividends and interest on equity	(564)
IRRF on shareholders exempt/immune from interest on equity	4,147
Balance on 06.30.19	8,547,483
Interim interest on equity (net of IRRF) and dividends	1,297,500
Unclaimed dividends and interest on equity	(82,898)
Payment of dividends and interest on equity	(6,176,278)
IRRF on shareholders exempt/immune from interest on equity	1,610
Balance on 12.31.19	3,587,417
Supplementary dividends for 2019	2,195,575
Interim interest on equity (net of IRRF)	1,122,000
Payment of dividends and interest on equity	(48)
IRRF on shareholders exempt/immune from interest on equity	2,014
Balance on 06.30.20	6,906,958

For the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

18) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are parts to administrative and judicial proceedings and labor, tax, regulatory and civil claims filed in different courts. Management, under the advice of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Breakdown of changes in provision for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provision for dismantling are as follows:

Company
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA)	Provision for dismantling	Total
Balance on 12.31.18	746,752	1,867,529	995,740	1,022,216	827,275	672,621	6,132,133
Additions (reversal), net (Note 25)	70,350	24,019	200,539	43,113	(14,066)	(24,207)	299,748
Other additions (reversal)	-	-	437	-	-	11,249	11,686
Write-offs due to payment	(253,896)	(15,574)	(351,645)	(5,494)	-	-	(626,609)
Interest accruals	50,302	35,354	88,809	49,606	10,597	27,458	262,126
Balance on 06.30.19	613,508	1,911,328	933,880	1,109,441	823,806	687,121	6,079,084
Initial adoption IFRC 23	-	(68,945)	-	-	-	-	(68,945)
Additions (reversal), net	72,972	8,695	161,391	50,521	(2,920)	(65,952)	224,707
Other additions (reversal)	-	-	(2,003)	-	-	(15,440)	(17,443)
Write-offs due to payment	(217,463)	(349,411)	(479,313)	(37,574)	-	-	(1,083,761)
Interest accruals	44,914	(12,288)	174,388	23,348	10,836	30,133	271,331
Balance on 12.31.19	513,931	1,489,379	788,343	1,145,736	831,722	635,862	5,404,973
Additions (reversal), net (Note 25)	64,967	113,671	181,145	64,930	(13,679)	1,306	412,340
Other additions (reversal)	-	-	(1,576)	-	-	51	(1,525)
Write-offs due to payment	(139,746)	(9,270)	(264,745)	(22,240)	-	-	(436,001)
Interest accruals	47,246	106,265	125,700	1,173	6,101	1,101	287,586
Balance on 06.30.20	486,398	1,700,045	828,867	1,189,599	824,144	638,320	5,667,373

Balance on 12.31.19
Current	227,114	-	113,156	25,008	-	-	365,278
Non-current	286,817	1,489,379	675,187	1,120,728	831,722	635,862	5,039,695

Balance on 06.30.20
Current	196,106	-	128,295	32,668	-	51	357,120
Non-current	290,292	1,700,045	700,572	1,156,931	824,144	638,269	5,310,253

Consolidated
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA)	Provision for dismantling	Total
Balance on 12.31.18	779,686	1,951,897	1,004,803	1,022,216	827,275	673,448	6,259,325
Additions (reversal), net (Note 25)	74,573	24,022	201,368	43,113	(14,066)	(24,207)	304,803
Other additions (reversal)	(1,034)	-	197	-	-	11,249	10,412
Write-offs due to payment	(258,504)	(15,580)	(352,534)	(5,494)	-	-	(632,112)
Interest accruals	52,578	36,493	89,677	49,606	10,597	27,458	266,409
Balance on 06.30.19	647,299	1,996,832	943,511	1,109,441	823,806	687,948	6,208,837
Initial adoption IFRC 23	-	(68,945)	-	-	-	-	(68,945)
Additions (reversal), net	77,532	8,697	162,640	50,521	(2,920)	(65,952)	230,518
Other additions (reversal)	(4,675)	-	(2,578)	-	-	(15,440)	(22,693)
Write-offs due to payment	(227,035)	(349,412)	(481,045)	(37,574)	-	-	(1,095,066)
Interest accruals	46,948	(11,223)	174,913	23,348	10,836	30,133	274,955
Business combinations (Note 1 c)	7,805	-	7	-	-	-	7,812
Balance on 12.31.19	547,874	1,575,949	797,448	1,145,736	831,722	636,689	5,535,418
Additions (reversal), net (Note 25)	61,629	113,694	183,174	64,930	(13,679)	1,306	411,054
Other additions (reversal)	5,380	-	(4,000)	-	-	51	1,431
Write-offs due to payment	(143,590)	(9,298)	(265,665)	(22,240)	-	-	(440,793)
Interest accruals	50,114	106,978	126,440	1,173	6,101	1,101	291,907
Balance on 06.30.20	521,407	1,787,323	837,397	1,189,599	824,144	639,147	5,799,017

Balance on 12.31.19
Current	236,130	-	113,307	25,008	-	-	374,445
Non-current	311,744	1,575,949	684,141	1,120,728	831,722	636,689	5,160,973

Balance on 06.30.20
Current	205,316	-	128,471	32,668	-	51	366,506
Non-current	316,091	1,787,323	708,926	1,156,931	824,144	639,096	5,432,511

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

a) Labor provision and contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	06.30.20	12.31.19	06.30.20	12.31.19
Provisions	486,398	513,931	521,407	547,874
Possible contingencies	1,292,004	422,826	1,320,949	452,070

Labor provision and contingencies involve labor claims filed by former employees and outsourced employees (the latter involving subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing. The variation of R$868,879 in possible contingencies was due to the incoming actions and revaluations that occurred in the period, due to the progress of the lawsuits.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan ("PAMA"), and, among other issues, are demanding the cancellation of amendments to this plan. There are currently five actions underway with this object. In one of them, a decision by the Superior Labor Court is awaited. The other actions are at a less advanced stage. Most of these claims await a decision by the Superior Labor Court. Based on the position of its legal counsel and recent decisions of the courts, management considers the risk of loss from these claims to be possible. No amount has been specified for these claims, since is not possible to estimate the cost to the Company in the event of loss.

In addition, the Company is a part to Public Civil Actions filed by the Public Prosecution Service to cause the Company to cease hiring a separate entity to perform the Company's core activities. In August 2018, the majority of the Federal Supreme Court (“STF”) Ministers ruled the outsourcing to be legally valid, including core activities, enabling the subsidiary to provide services. However, a final judgment has yet to clarify the scope of this decision, including in cases ruled as final and unappealable. The application of the decision will need to be individually evaluated for each case under discussion. Given these considerations, it is not feasible to reasonably estimate amounts or likelihood of loss for the Company.

b) Tax provision and contingencies

The Company and its subsidiaries are defending various assessments filed by the Federal Revenue of Brazil (“RFB”) for alleged incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels. Management, supported by the position of its legal advisors, believes that a large part of these deductions will probably be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

For cases in which the Company and its subsidiaries believe that the probability of acceptance by the tax authority is less than 50% a provision is recognized.

Details of above cases are disclosed in Note 7 (e).

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	06.30.20	12.31.19	06.30.20	12.31.19
Provisions	1,700,045	1,489,379	1,787,323	1,575,949
Federal	528,700	486,659	615,979	573,229
State	630,827	466,164	630,827	466,164
Municipal	32,571	34,915	32,571	34,915
FUST	507,947	501,641	507,946	501,641
Possible contingencies	27,655,286	25,451,648	28,317,299	26,104,867
Federal	3,273,270	2,206,080	3,302,055	2,233,733
State	15,901,082	14,859,455	16,508,907	15,460,028
Municipal	653,461	662,119	660,623	669,114
FUST, FUNTTEL and FISTEL	7,827,473	7,723,994	7,845,714	7,741,992

b.1) Tax provisions

Management, under advice of legal counsel, believes that the following losses are probable in the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are parts to administrative and legal proceedings at the federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98; and (vi) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%.

State taxes

The Company and/or its subsidiaries are parts to administrative and judicial proceedings at the state level relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; and (vii) non-taxation discounts to customers.

Municipal taxes

The Company and/or its subsidiaries are parts to municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU”); (ii) Services tax (“ISS”) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

b.2) Possible losses - tax contingencies

Management, under advice of legal counsel, believes that the risk of loss from the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) are possible:

Federal taxes

The Company and/or its subsidiaries are parts to administrative and judicial proceedings, at the federal level, which are awaiting decision at different court levels.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

The more significant of these proceedings are: (i) dissatisfaction from failure to approve requests for compensation submitted by the Company; (ii) INSS (a) on compensation payment for salary losses arising from the "Plano Verão" and the "Plano Bresser"; (b) SAT, social security amounts owed to third parts (INCRA and SEBRAE); (c) meals to employees, withholding of 11% (assignment of workforce); and (d) Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) - on loan transactions, intercompany loans and credit transactions; and (vii) IRRF on capital gain on the sale of the GVT Group to the Company.

State taxes

The Company and/or its subsidiaries are parts to administrative and judicial proceedings, at the state level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) international calls; (iii) reversal of previously unused credits; (iv) service provided outside São Paulo state paid to São Paulo state; (v) co-billing; (vi) tax substitution with a fictitious tax base (tax guideline); (vii) use of credits on acquisition of electric power; (viii) secondary activities, value added and supplementary services; (ix) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (x) deferred collection of interconnection (“DETRAF” - Traffic and Service Provision Document); (xi) credits derived from tax benefits granted by other states; (xii) disallowance of tax incentives related to cultural projects; (xiii) transfers of assets among business units owned by the Company; (xiv) communications service tax credits used in provision of services of the same nature; (xv) card donation for prepaid service activation; (xvi) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvii) DETRAF fine; (xviii) own consumption; (xix) exemption of public bodies; (xx) discounts granted; (xxi) new tax register bookkeeping without prior authorization by tax authorities; (xxii) advertising services; (xxiii) unmeasured services; and (xxiv) monthly subscription, which is in the STF with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

Municipal taxes

The Company and/or its subsidiaries are parts to administrative and judicial proceedings, at the municipal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; (h) services provided by third parts; and (i) advisory services in corporate management provided by Telefónica Latino América Holding; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD”) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/00, which are awaiting a decision from Higher Courts.

Various delinquency notices were issued by ANATEL at the administrative level to collect charges on interconnections, EILD and other revenues not earned from the provision of telecommunication services.

On June 30, 2020, the consolidated amount involved totaled R$4,473,496 (R$4,411,759 on December 31, 2019).

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are part of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/00 and Decree No. 3,737/01, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/13.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On June 30, 2020, the consolidated amount involved totaled R$730,789 (R$723,105 on December 31, 2019).

Telecommunications Inspection Fund ("FISTEL")

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On June 30, 2020, the consolidated amount involved totaled R$2,641,429 (R$2,607,128 on December 31, 2019).

c) Civil provision civil contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	06.30.20	12.31.19	06.30.20	12.31.19
Provisions	828,867	788,343	837,397	797,448
Possible contingencies	3,421,907	3,478,692	3,437,598	3,494,626

c.1) Civil provisions

Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:

•	The Company is part to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On June 30, 2020, the consolidated amount involved totaled R$312,421 (R$297,641 on December 31, 2019).

•	The Company and/or its subsidiaries are parts to various civil proceedings related to consumerist at the administrative and judicial level, relating to the non-provision of services and/or products sold. On June 30, 2020, the consolidated amount involved totaled R$224,680 (R$211,865 on December 31, 2019).

•	The Company and/or its subsidiaries are parts to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On June 30, 2020, the consolidated amount involved totaled R$300,296 (R$287,942 on December 31, 2019).

c.2) Possible losses - civil contingencies

Management, under advice of legal counsel, believes that losses are possible from the following civil proceedings:

•	Collective Action filed by SISTEL Participants' Association (“ASTEL”) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior "status quo". This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which partially changed the decision rendering the matter groundless. In parallel, the parts formulated an agreement, filed though pending court approval. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

•	Public Civil Action proposed by the National Federation of Associations of Retirees, Pensioners and Participants in Pension Funds in the Telecommunications Sector (“FENAPAS”), in which ASTEL is an assessor against Sistel, the Company and other operators, to annul the spin-off of the PBS pension plan. The action is claiming, in summary, the “dismantling of the supplementary pension system of Fundação Sistel”, which originated several specific PBS mirrors plans, and corresponding allocations of resources from the technical surplus and tax contingency existing at the time of the spin-off. No value has been determined nor orders settled due to their unenforceability as it involves a return to SITEL’s spun-off collection related to telecommunications operators of the former Telebrás System.
•	The Company and its subsidiaries are parts to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (“PROCON”), as well as by the Federal and State Public Prosecutor's Office. The Company is also part to other claims of several types related to the ordinary course of business. On June 30, 2020, the consolidated amount totaled R$3,422,124 (R$3,479,183 on December 31, 2019).

•	Terra Networks is a part to: (i) a supplier action related to the transmission of events; (ii) PROCON fine (annulment action); (iii) indemnification action related to the use of content; (iv) ECAD action on copyright collection; and (v) claim actions filed by former subscribers regarding unrecognized collection, collection of undue value and contractual non-compliance. On June 30, 2020, the amount was R$15,474 (R$15,443 on December 31, 2019).

•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune”), a Brazilian company, filed lawsuits on November 20, 2001 against 23 wireless carriers claiming to own the patent for a caller ID and the trademark "Bina". The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10 (ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parts and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on September 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. Management is unable to reasonably estimate the liability with respect to this claim as the expertise is in its early stages.

•	The Company and other wireless carriers is currently a defendant in two class actions brought by the Public Prosecutor's Office and consumer associations challenging the defined period for use of prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company believes that its criteria for the period determination comply with ANATEL standards. In relation to these two ongoing lawsuits, there are appeals pending judgment by the Regional Federal Court (“TRF”) and the Superior Tax Court (“STJ”) filed by the opposing parts, due to the favorable decision obtained by the Company. The other lawsuits, already closed, had decisions in favor of the interests of the Company that have been final and unappealable.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

d) Regulatory provision and contingencies

	Amounts involved
	Company / Consolidated
Nature/Degree of Risk	06.30.20	12.31.19
Provisions	1,189,599	1,145,736
Possible contingencies	5,955,781	5,645,107

d.1) Regulatory provisions

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is part to administrative proceedings initiated mainly by ANATEL on the grounds of alleged non-compliance with obligations in the sectoral regulations, as well as in lawsuits that discuss, in the great majority, sanctions applied by ANATEL at the administrative level.

d.2) Possible losses - regulatory contingencies

Management, under advice of legal counsel believes the likelihood of loss of the following regulatory proceedings is possible:

The Company is part to administrative proceedings filed by ANATEL (other agents, including other operators, also have claims against the Company) alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the mostly sanctions applied by ANATEL at the administrative level.

Significant cases with possible risks in the regulatory contingency portfolio include:

•	Administrative and legal proceedings that discuss how ANATEL calculates the amount of the charge due to the extension of the radio frequencies associated with the SMP. In the view of the Agency, the calculation of encumbrances should consider the application of a percentage of 2% over the entire economic benefit resulting from the provision of the STFC / SMP service. In the Company's view, however, revenues that are not part of the STFC / SMP service plans, as defined by the regulations at the time of signing the authorization terms / concession contracts, should not be considered when calculating the burden. Because of differences in interpretation, the Company filed administrative claims and lawsuits to challenge ANATEL charge collections.

•	In May 2018, the Company filed a lawsuit to annul ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations (“PADO”) for alleged violations of the fixed telephony regulation. The principal amount of the fine imposed by ANATEL, and object of the lawsuit, totals R$211 million. On June 30, 2020, amount including interest and indexation accruals was approximately R$512 million. On December 31, 2019, this amount was approximately R$505 million. The Company believes that the fine imposed is illegal and not due based, fundamentally, on the following defense arguments: (i) ANATEL's error in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL) and; (ii) the calculation of the penalty is disproportionate and without foundation. The lawsuit is in the lower court and currently awaits judgment, after the Company presents an expert report to support arguments to reduce the fine.

•	Arbitration Procedure No. 24690 / PFF is in progress, which is being processed at the International Chamber of Commerce (“CCI”). The procedure was proposed by “Nextel Telecomunicações Ltda.” for “Telefônica Brasil S.A.”, and addresses divergence in Industrial Exploration and Network Sharing Contracts (Ran Sharing) signed between the parts. On June 30, 2020, the amount of the procedure is estimated at R$255 million.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

e) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil, labor and regulatory proceedings, as follows:

	Consolidated
	06.30.20	12.31.19
Property and equipment	81,166	81,416
Judicial deposits and garnishments	3,505,687	3,670,885
Letters of guarantee	2,509,089	2,608,463
Total	6,095,942	6,360,764

On June 30, 2020, in addition to the guarantees above, the Company and its subsidiaries had amounts under short-term investment withheld by courts (except for loan-related investments) in the consolidated of R$51,798 (R$50,554 on December 31, 2019).

19) LOANS, FINANCING, DEBENTURES AND LEASES

On June 30, 2020, the contractual terms of the loans, financing, debentures and leases are the same as presented in Note 20) Loans, Financing, Debentures and Leases, to the December 31, 2019 financial statements.

Consolidated
	Information on June 30, 2020				06.30.20			12.31.19
	Currency	Annual interest rate	Maturity	Guarantees	Current	Non-current	Total	Current	Non-current	Total
Local currency					4,858,684	8,289,636	13,148,320	4,126,490	9,698,183	13,824,673

Financial institutions (a)					16,478	17,483	33,961	23,865	24,985	48,850
PSI	R$	2.5% to 5.5%	Jan-23	(1)	1,484	69	1,553	8,847	112	8,959
BNB	R$	7.06% to 10%	Aug-22	(2)	14,994	17,414	32,408	15,018	24,873	39,891

Suppliers (b)	R$	110.0% to 150.3% of CDI	Jun-21		537,586	-	537,586	996,177	97	996,274

Debentures (c)					2,058,118	1,028,010	3,086,128	1,077,183	2,027,167	3,104,350
1st issue – Minas Comunica	R$	IPCA+0.50%	Jul-21	(3)	28,656	28,656	57,312	28,366	28,366	56,732
5th issue	R$	108.25% of CDI	Feb-22	(3)	1,026,961	999,354	2,026,315	44,504	1,998,801	2,043,305
6th issue	R$	100% of CDI + 0.24%	Nov-20	(3)	1,002,501	-	1,002,501	1,004,313	-	1,004,313

Leases (d)	R$	7.64% / IPCA			2,246,502	6,754,564	9,001,066	2,029,265	7,161,886	9,191,151

Contingent consideration (e)	R$	Selic			-	489,579	489,579	-	484,048	484,048

Total					4,858,684	8,289,636	13,148,320	4,126,490	9,698,183	13,824,673

Guarantees:

(1)	Pledge of financed assets.

(2)	Bank guarantee provided by Banco Safra equivalent to 100% of the outstanding financing debt balance. Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$13,442 and R$13,212 at June 30, 2020 and December 31, 2019, respectively.

(3)	Unsecured.

a) Loans and financing – Financial Institutions

Some financing agreements with the financial institutions bear lower interest rates than those prevailing in the market. These operations fall within the scope of IAS 20 and therefore the subsidies granted up to December 31, 2017 were adjusted to present value and deferred in accordance with the useful lives of the financed assets.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

The grants on January 1, 2018 adjusted to present value, were recorded in property, plant and equipment and are being depreciated according to the useful lives of the financed underlying assets.

b) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between 110.0% to 150.3% of the CDI (109.2% to 122.5% of the CDI on December 31, 2019).

c) Debentures

Transaction costs in connection with the 5th and 6th issuances, totaling R$1,850 on June 30, 2020 (R$2,550 on December 31, 2019), were treated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

d) Leases

The Company has lease agreements as a lessee: (i) lease of structures (towers and rooftops) arising from sale and leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennae and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments as per the agreement.

The amounts recorded in property, plant and equipment (Note 12.b) are depreciated over the shorter period of the estimated useful lives of the assets and the lease terms. The liability balances are as follows:

	Consolidated
	06.30.20	12.31.19
Nominal value payable	11,189,646	10,932,789
Unrealized financial expenses	(2,188,580)	(1,741,638)
Present value payable (1)	9,001,066	9,191,151

Current	2,246,502	2,029,265
Non-current	6,754,564	7,161,886

(1)	On June 30, 2020 and December 31, 2019, the present value of balances payable, included R$977,062 and R$480,381, referring to lease agreements with a Telefónica Group company (Note 27).

The following is a schedule of the amounts payable on leases on June 30, 2020:

Consolidated
1 to 12 months	2,246,502
13 to 24 months	1,905,953
25 to 36 months	1,532,563
37 to 48 months	1,121,190
49 to 60 months	757,334
From 61 months	1,437,524
Total	9,001,066

The weighted annual interest rate on lease contracts on June 30, 2020 is 7.64%, with an average maturity of 6.2 years.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

The present value of lease agreements is measured by discounting future fixed payment flows, which do not include projected inflation, at market interest rates, estimated using the Company's intrinsic risk spread.

The discount curves used are constructed based on observable data. Market interest rates are extracted from B3 and the Company's risk spread is estimated from debt securities issued by companies with comparable risk. The final discount curve reflects the Company's incremental loan interest rate.

There were no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue on June 30, 2020 and December 31, 2019.

e) Contingent consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart., a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income tax and social contribution on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. If these funds are realized (being reimbursed, refunded, or via netting), they will be returned to Vivendi, as long as they are obtained in a final unappealable decision. Reimbursement will be made within 15 years and this amount is subject to monthly restatement at the SELIC rate.

f) Repayment schedule

On June 30, 2020, the breakdown of non-current loans, financing, debentures, leases and contingent consideration by year of maturity was as follows:

Consolidated
Year	Loans and financing - financial institutions	Debentures	Leases	Contingent consideration	Total
13 to 24 months	14,968	1,028,010	1,905,953	-	2,948,931
25 to 36 months	2,515	-	1,532,563	-	1,535,078
37 to 48 months	-	-	1,121,190	-	1,121,190
49 to 60 months	-	-	757,334	-	757,334
From 61 months	-	-	1,437,524	489,579	1,927,103
Total	17,483	1,028,010	6,754,564	489,579	8,289,636

g) Covenants

Loans and financing with financial institutions and debentures carry specific covenants involving a penalty in the event of breach of contract. A breach of contract as provided for in the agreements with the institutions listed above in item b), is characterized as non-compliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), resulting in the early maturity of the contract.

On June 30, 2020 and December 31, 2019, the Company was in compliance with all economic and financial indices.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

h) Changes

Changes in loans and financing, debentures, leases agreements and contingent considerations were as follows:

Consolidated
	Loans and financing	Debentures	Leases	Financing - suppliers	Contingent consideration	Total
Balance on 12.31.18	1,582,570	3,173,910	393,027	524,244	465,686	6,139,437
Initial adoption IFRS 16 (Note 12)	-	-	8,618,072	-	-	8,618,072
Additions	-	-	1,101,701	338,650	-	1,440,351
Financial charges (Note 26)	57,913	103,028	218,135	19,260	9,477	407,813
Issue costs	-	700	-	-	-	700
Foreign exchange variation (Note 26)	(908)	-	-	-	-	(908)
Write-offs (cancellation of contracts)	-	-	(12,065)	-	-	(12,065)
Write-offs (payments)	(539,095)	(100,210)	(972,055)	(244,335)	-	(1,855,695)
Balance on 06.30.19	1,100,480	3,177,428	9,346,815	637,819	475,163	14,737,705
Additions	-	-	702,240	628,663	-	1,330,903
Government grants (Note 20)	15,787	-	-	-	-	15,787
Financial charges	53,100	94,358	239,850	26,680	8,885	422,873
Issue costs	-	700	-	-	-	700
Foreign exchange variation	(196)	-	-	-	-	(196)
Write-offs (cancellation of contracts)	-	-	(95,148)	-	-	(95,148)
Write-offs (payments)	(1,120,321)	(168,136)	(1,002,606)	(296,888)	-	(2,587,951)
Balance on 12.31.19	48,850	3,104,350	9,191,151	996,274	484,048	13,824,673
Additions	-	-	840,993	123,210	-	964,203
Financial charges (Note 26)	1,330	57,466	216,006	18,412	5,531	298,745
Issue costs	-	700	-	-	-	700
Write-offs (cancellation of contracts)	-	-	(41,233)	-	-	(41,233)
Write-offs (payments)	(16,219)	(76,388)	(1,205,851)	(600,310)	-	(1,898,768)
Balance on 06.30.20	33,961	3,086,128	9,001,066	537,586	489,579	13,148,320

i) Additions and payments

The following is a summary of additions and payments made in the six-month period ended June 30, 2020.

Consolidated
		Write-offs (payments)
	Additions	Principal	Financial charges	Total
Loans- Financial institutions	-	(14,862)	(1,357)	(16,219)
PSI	-	(7,400)	(84)	(7,484)
BNB	-	(7,462)	(1,273)	(8,735)
Debêntures	-	-	(76,388)	(76,388)
5th issue	-	-	(55,768)	(55,768)
6th issue	-	-	(20,620)	(20,620)
Financing - Suppliers	123,210	(576,709)	(23,601)	(600,310)
Leases	840,993	(1,005,398)	(200,453)	(1,205,851)
Total	964,203	(1,596,969)	(301,799)	(1,898,768)

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

20)	DEFERRED REVENUE

	Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
Contractual Liabilities - Customers contracts (1)	542,607	499,035	542,607	499,035
Disposal of PP&E (2)	134,167	94,383	134,167	94,383
Government grants (3)	56,053	61,613	56,053	61,613
Other	59,250	59,379	60,890	63,051
Total	792,077	714,410	793,717	718,082

Current	512,825	506,181	512,825	506,181
Non-current	279,252	208,229	280,892	211,901

(1)	Refers to the balance of contractual liabilities of customers, deferred to the extent that they relate to performance obligations satisfied over time.

(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met (Note 12).

(3)	This refers to: i) government subsidy arising from funds obtained from credit lines to be used in the acquisition of domestic equipment, which have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

The amount estimated by the Company as received by employees referring to the emergency benefit paid directly to employees, by the Federal Government (MP No. 936), in the amount of R$8,540, referring to the months of May and June 2020, was deducted from personnel costs and expenses (Note 24).

21) OTHER LIABILITIES

	Company		Consolidated
	06.30.20	12.31.19	06.30.20	12.31.19
Surplus from post-employment benefit plans (Note 29)	1,194,068	1,150,601	1,199,195	1,155,067
Liabilities with ANATEL (1)	310,663	300,119	310,663	300,119
Third-party withholdings (2)	266,459	219,323	269,379	222,056
Amounts to be refunded to subscribers	43,057	44,231	42,468	43,794
Liabilities with related parties (Note 27)	109,093	21,789	121,723	30,114
Other liabilities	40,558	36,165	39,233	36,781
Total	1,963,898	1,772,228	1,982,661	1,787,931

Current	500,196	353,635	514,156	365,192
Non-current	1,463,702	1,418,593	1,468,505	1,422,739

(1)	Includes the cost of renewing STFC and SMP licenses.
(2)	This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

22)	EQUITY

a) Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common and preferred shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Brazilian Corporation Law - Law nº 6404/76, Article 166, item IV establishes that capital may be increased by means of a Special Shareholders’ Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

Capital increases are not necessarily in proportion to the number of shares in existing classes, however the number of non-voting or restricted-voting preferred shares cannot exceed two-thirds of total shares issued.

Preferred shares are non-voting, except for cases set forth in Articles 9 and 10 of the Articles of Incorporation but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per Article 7 of the Company's Articles of Incorporation and item II, paragraph 1, Article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive financial years. This right continues until payment of said dividend.

Subscribed and paid-in capital on June 30, 2020 and December 31, 2019 amounted to R$63,571,416, divided into shares without par value, held as follows:

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%
Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile	920,866	0.16%	15,647	0.00%	936,513	0.06%
Other shareholders	29,320,789	5.13%	415,131,868	37.09%	444,452,657	26.28%
Treasury Shares	2,290,164	0.40%	983	0.00%	2,291,147	0.14%
Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%
Treasury Shares	(2,290,164)		(983)		(2,291,147)
Total shares outstanding	569,354,053		1,119,339,723		1,688,693,776

On March 9, 2020, the Company's Board of Directors approved the proposal to start the conversion process of the total of 1,119,340,706 preferred shares issued by the Company into common shares, nominative and with no par value, in the proportion of one common share for each preferred share converted (“Conversion”). In line with this proposal, the members of the Board of Directors authorized the Company's management to submit a request for prior consent to ANATEL, in relation to the Conversion proposal. Upon being approved by ANATEL, the implementation of the Conversion process, as well as the proposal including the other conditions and guidelines regarding the Conversion, will be submitted to the Board of Directors of the Company, ad referendum of the Extraordinary Shareholders Meeting (“AGE”) and Special Shareholders Meeting of the holders of preferred shares of the Company (“AGESP”).

The approval of the Conversion may give rise to the right of withdrawal to the holders of preferred shares issued by the Company, dissenting from the resolution to be taken at AGESP that eventually approves the Conversion, and additional information about such right and its exercise will be informed when the Board approve the execution of the Conversion and its other terms and conditions. The Company's management believes that the Conversion will optimize value generation for all shareholders, given that it will confer the voting right and tag along as described in the Brazilian Corporate Law to all its shareholders, enhancing its the Corporate Governance practices.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

At date of issuance of these quarterly financial statements, ANATEL had not yet commented on the Conversion proposal described above.

b) Capital reserves

The information on the capital reserves, is the same as in Note 23) Equity, item b), to the December 31, 2019 financial statements.

c) Income reserves

The information on the income reserves, is the same as in Note 23) Equity, item c), to the December 31, 2019 financial statements.

d) Dividend and interest on equity (‘IOE’)

The amounts of IOE distributions are calculated and presented net of Withholding Income Tax (IRRF). Exempt shareholders received the full IOE amount, without tax withholding deducted.

The gross and net values for the preferred shares are 10% higher than those attributed to each common share, as per article 7 of the Company's Articles of Incorporation.

d.1) Interim interest on equity for 2020

Meetings of the Board of Directors of the Company, ad referendum the Annual Shareholders’ Meeting, approved the allocations of interim interest on equity, for 2020, pursuant to Article 28 of the Company's Bylaws, Article 9 of Law 9249/95 and CVM Deliberation 683/12, which will be treated as an advance of the mandatory minimum dividend for the year of 2020, as follows:

Dates			Gross Amount			Net Value			Amount per Share, Net
Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

02/14/20	02/28/20	Until 12/31/21	85,373	184,627	270,000	72,567	156,933	229,500	0.12745554999	0.14020110499
03/19/20	03/31/20	Until 12/31/21	47,430	102,570	150,000	40,315	87,185	127,500	0.07080863888	0.07788950277
06/17/20	06/30/20	Until 12/31/21	284,578	615,422	900,000	241,891	523,109	765,000	0.42485183332	0.46733701665
Total			417,381	902,619	1,320,000	354,773	767,227	1,122,000

d.2) Dividends and interest on equity for 2019

On May 28, 2020, the Annual General Meeting unanimously approved the proposal for the allocation of interest on equity and dividends for the year ended December 31, 2019. On that same date, the Company's Board of Executive Officers informed the shareholders of the dates for the payment of interest on equity and dividend distributions, as follows:

	Dates			Gross Amount			Net Value			Amount per Share
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

IOE	02/15/19	02/28/19	08/18/20	221,338	478,662	700,000	188,137	406,863	595,000	0.33044031480	0.36348434628
IOE	04/17/19	04/30/19	08/18/20	180,233	389,767	570,000	153,198	331,302	484,500	0.26907282777	0.29598011054
IOE	06/17/19	06/28/19	08/18/20	306,079	661,921	968,000	260,167	562,633	822,800	0.45695174961	0.50264692458
IOE	12/19/19	12/30/19	08/18/20	110,669	239,331	350,000	94,069	203,431	297,500	0.16522015740	0.18174217314
Dividends	12/19/19	12/30/19	08/18/20	316,198	683,802	1,000,000	316,198	683,802	1,000,000	0.55536187362	0.61089806098
Dividends	05/28/20	05/28/20	12/09/20	694,235	1,501,340	2,195,575	694,235	1,501,340	2,195,575	1.21933883495	1.34127271844
Total	Total			1,828,752	3,954,823	5,783,575	1,706,004	3,689,371	5,395,375

d.3) Unclaimed dividends and interest on equity

Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders are subject to the statute of limitation up to three years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE to equity once the statute of limitation expires.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

e) Other comprehensive income

Financial assets at fair value through Other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges at the balance sheet date.

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Changes in Other comprehensive income, net of taxes, were as follows:

Company / Consolidated
	Financial assets at fair value through other comprehensive income	Derivative transactions	Currency translation effects - foreign investments	Total
Balance on 12.31.18	(9,070)	336	37,959	29,225
Translation losses	-	-	(1,700)	(1,700)
Gains from future contracts	-	5,762	-	5,762
Gains on financial assets at fair value through other comprehensive income	72	-	-	72
Balance on 06.30.19	(8,998)	6,098	36,259	33,359
Translation gains	-	-	3,559	3,559
Losses from future contracts	-	(6,098)	-	(6,098)
Losses on financial assets at fair value through other comprehensive income	(83)	-	-	(83)
Balance on 12.31.19	(9,081)	-	39,818	30,737
Translation gains	-	-	33,898	33,898
Gains from future contracts	-	1,960	-	1,960
Gains on financial assets at fair value through other comprehensive income	51	-	-	51
Balance on 06.30.20	(9,030)	1,960	73,716	66,646

f) Company Share Repurchase Program

On December 7, 2018 the Company's Board of Directors, pursuant to Article 17, item XV of the law, approved the repurchase program for common and preferred shares as per CVM Instruction 567, of September 17, 2015. The acquisition of own shares was made with the intention of subsequently cancelling, selling or holding in treasury, without reducing the capital stock, thereby increasing shareholder value through the efficient application of available resources in cash to optimize the Company's capital allocation.

This program was effective until June 6, 2020, and the acquisitions being made on B3 at market prices, observing the legal and regulatory limits and using the capital reserve balance on the balance sheet on September 30, 2018. The ceiling authorized for acquisition were 583,422 common shares and 37,736,465 preferred shares.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

During the six-month period ended June 30, 2020, there were no acquisitions of shares under the Company's share repurchase program to be held in treasury for further sale and / or cancellation.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares.

The following table shows the calculation of earnings per share in the three and six-month periods ended June 30, 2020 and 2019:

Company
	Three-month periods ended		Six-month periods ended
	06.30.20	06.30.19	06.30.20	06.30.19
Net income for the period attributable to shareholders:	1,112,794	1,419,505	2,266,250	2,761,647
Common shares	351,863	448,844	716,583	873,226
Preferred shares	760,931	970,661	1,549,667	1,888,421

Number of shares, in thousands:	1,688,694	1,688,694	1,688,694	1,688,694
Weighted average number of outstanding common shares for the period	569,354	569,354	569,354	569,354
Weighted average number of outstanding preferred shares for the period	1,119,340	1,119,340	1,119,340	1,119,340

Basic and diluted earnings per share:
Common shares (R$)	0.62	0.79	1.26	1.53
Preferred shares (R$)	0.68	0.87	1.38	1.69

23)	NET OPERATING REVENUE

Company
	Three-month periods ended		Six-month periods ended
	06.30.20	06.30.19	06.30.20	06.30.19
Gross operating revenue	14,821,026	16,120,003	30,449,395	32,562,223
Services (1)	13,874,922	14,666,273	28,158,687	29,769,979
Sale of goods (2)	946,104	1,453,730	2,290,708	2,792,244

Deductions from gross operating revenue	(4,637,750)	(5,447,369)	(9,593,047)	(11,126,236)
Tax	(3,091,469)	(3,447,145)	(6,312,889)	(6,895,849)
Services	(2,911,672)	(3,143,031)	(5,930,161)	(6,318,416)
Sale of goods	(179,797)	(304,114)	(382,728)	(577,433)

Discounts granted and return of goods	(1,546,281)	(2,000,224)	(3,280,158)	(4,230,387)
Services	(1,214,080)	(1,580,534)	(2,475,368)	(3,433,097)
Sale of goods	(332,201)	(419,690)	(804,790)	(797,290)

Net operating revenue	10,183,276	10,672,634	20,856,348	21,435,987
Services	9,749,170	9,942,708	19,753,158	20,018,466
Sale of goods	434,106	729,926	1,103,190	1,417,521

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.20	06.30.19	06.30.20	06.30.19
Gross operating revenue	14,973,969	16,344,923	30,777,608	33,028,340
Services (1)	14,027,814	14,891,224	28,485,663	30,236,184
Sale of goods (2)	946,155	1,453,699	2,291,945	2,792,156

Deductions from gross operating revenue	(4,656,522)	(5,475,091)	(9,635,494)	(11,183,772)
Tax	(3,110,249)	(3,474,851)	(6,355,386)	(6,953,332)
Services	(2,930,294)	(3,170,737)	(5,971,904)	(6,375,899)
Sale of goods	(179,955)	(304,114)	(383,482)	(577,433)

Discounts granted and return of goods	(1,546,273)	(2,000,240)	(3,280,108)	(4,230,440)
Services	(1,214,085)	(1,580,550)	(2,475,377)	(3,433,150)
Sale of goods	(332,188)	(419,690)	(804,731)	(797,290)

Net operating revenue	10,317,447	10,869,832	21,142,114	21,844,568
Services	9,883,435	10,139,937	20,038,382	20,427,135
Sale of goods	434,012	729,895	1,103,732	1,417,433

(1) These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2) These include sale of goods (handsets, SIM cards and accessories) and equipment of “Soluciona TI”.

No single customer contributed more than 10% of gross operating revenues in the three and six-month periods ended June 30, 2020 and 2019.

24) OPERATING COSTS AND EXPENSES

Company
	Three-month periods ended
	06.30.20				06.30.19
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(180,151)	(599,300)	(107,407)	(886,858)	(176,927)	(635,998)	(96,574)	(909,499)
Third-party services	(1,780,198)	(1,447,526)	(261,747)	(3,489,471)	(1,676,776)	(1,700,142)	(280,013)	(3,656,931)
Rental, insurance, condominium and connection means	(333,941)	(13,970)	(8,159)	(356,070)	(324,293)	(17,292)	(14,756)	(356,341)
Taxes, charges and contributions	(393,501)	(7,549)	(9,492)	(410,542)	(402,150)	(10,639)	(4,405)	(417,194)
Estimated impairment losses on accounts receivable	-	(526,546)	-	(526,546)	-	(395,095)	-	(395,095)
Depreciation and amortization	(2,187,679)	(373,682)	(214,558)	(2,775,919)	(2,060,459)	(373,640)	(202,553)	(2,636,652)
Cost of goods sold	(490,496)	-	-	(490,496)	(751,763)	-	-	(751,763)
Materials and other operating costs and expenses	(19,835)	(37,762)	(26,189)	(83,786)	(7,294)	(37,476)	(6,429)	(51,199)
Total	(5,385,801)	(3,006,335)	(627,552)	(9,019,688)	(5,399,662)	(3,170,282)	(604,730)	(9,174,674)

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Company
	Six-month periods ended
	06.30.20				06.30.19
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(371,238)	(1,269,062)	(204,240)	(1,844,540)	(355,193)	(1,273,874)	(169,207)	(1,798,274)
Third-party services	(3,460,358)	(2,953,887)	(528,763)	(6,943,008)	(3,348,944)	(3,417,222)	(552,798)	(7,318,964)
Rental, insurance, condominium and connection means	(677,898)	(29,010)	(23,119)	(730,027)	(671,339)	(42,509)	(29,285)	(743,133)
Taxes, charges and contributions	(810,892)	(17,069)	(21,762)	(849,723)	(807,355)	(21,654)	(14,264)	(843,273)
Estimated impairment losses on accounts receivable (Note 4)	-	(977,328)	-	(977,328)	-	(809,913)	-	(809,913)
Depreciation and amortization	(4,351,189)	(741,692)	(426,299)	(5,519,180)	(4,111,044)	(741,791)	(371,510)	(5,224,345)
Cost of goods sold	(1,116,477)	-	-	(1,116,477)	(1,505,967)	-	-	(1,505,967)
Materials and other operating costs and expenses	(28,462)	(60,390)	(33,527)	(122,379)	(15,298)	(67,333)	(13,989)	(96,620)
Total	(10,816,514)	(6,048,438)	(1,237,710)	(18,102,662)	(10,815,140)	(6,374,296)	(1,151,053)	(18,340,489)

Consolidated
	Three-month periods ended
	06.30.20				06.30.19
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(199,333)	(602,981)	(113,861)	(916,175)	(182,869)	(640,861)	(98,565)	(922,295)
Third-party services	(1,783,537)	(1,452,483)	(264,093)	(3,500,113)	(1,690,710)	(1,709,835)	(280,902)	(3,681,447)
Rental, insurance, condominium and connection means	(335,386)	(13,724)	(8,429)	(357,539)	(324,527)	(17,291)	(14,844)	(356,662)
Taxes, charges and contributions	(403,352)	(7,549)	(10,012)	(420,913)	(404,505)	(10,638)	(4,437)	(419,580)
Estimated impairment losses on accounts receivable	-	(530,667)	-	(530,667)	-	(397,221)	-	(397,221)
Depreciation and amortization	(2,187,964)	(373,864)	(215,591)	(2,777,419)	(2,060,692)	(373,842)	(202,663)	(2,637,197)
Cost of goods sold	(491,666)	-	-	(491,666)	(751,763)	-	-	(751,763)
Materials and other operating costs and expenses	(21,214)	(37,763)	(26,207)	(85,184)	(7,942)	(37,939)	(6,647)	(52,528)
Total	(5,422,452)	(3,019,031)	(638,193)	(9,079,676)	(5,423,008)	(3,187,627)	(608,058)	(9,218,693)

Consolidated
	Six-month periods ended
	06.30.20				06.30.19
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(408,552)	(1,276,469)	(219,607)	(1,904,628)	(368,393)	(1,284,509)	(173,030)	(1,825,932)
Third-party services	(3,471,487)	(2,954,835)	(533,620)	(6,959,942)	(3,375,182)	(3,433,592)	(554,721)	(7,363,495)
Rental, insurance, condominium and connection means	(681,933)	(28,217)	(23,973)	(734,123)	(671,880)	(42,509)	(29,475)	(743,864)
Taxes, charges and contributions	(829,463)	(17,069)	(22,594)	(869,126)	(813,536)	(21,654)	(14,403)	(849,593)
Estimated impairment losses on accounts receivable (Note 4)	-	(985,393)	-	(985,393)	-	(823,230)	-	(823,230)
Depreciation and amortization (1)	(4,351,757)	(742,060)	(428,292)	(5,522,109)	(4,111,495)	(742,304)	(371,771)	(5,225,570)
Cost of goods sold	(1,118,828)	-	-	(1,118,828)	(1,505,967)	-	-	(1,505,967)
Materials and other operating costs and expenses	(31,459)	(60,395)	(33,684)	(125,538)	(16,562)	(67,801)	(14,392)	(98,755)
Total	(10,893,479)	(6,064,438)	(1,261,770)	(18,219,687)	(10,863,015)	(6,415,599)	(1,157,792)	(18,436,406)

(1)	Includes the consolidated amount of R$1,035,590 and R$932,191 in the six-month periods ended June 30, 2020 and 2019, respectively, related to the depreciation of right-of-use leased assets.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

25)	OTHER OPERATING INCOME (EXPENSES)

Company
	Three-month periods ended		Six-month periods ended
	06.30.20	06.30.19	06.30.20	06.30.19
Recovered expenses and fines (1)	372,643	127,726	454,063	267,160
Provisions for labor, tax, civil, regulatory and contingent liabilities (Note 18)	(263,762)	(167,228)	(411,034)	(323,955)
Net gain (loss) on asset disposal/loss (2)	36,919	7,181	177,113	47,741
Other operating income (expenses)	(43,754)	39,292	(23,097)	60,888
Total	102,046	6,971	197,045	51,834

Other operating income	409,562	174,199	631,176	375,789
Other operating expenses	(307,516)	(167,228)	(434,131)	(323,955)
Total	102,046	6,971	197,045	51,834

Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.20	06.30.19	06.30.20	06.30.19
Recovered expenses and fines (1)	373,445	129,076	455,655	269,885
Provisions for labor, tax, civil, regulatory and contingent liabilities (Note 18)	(263,120)	(171,519)	(409,748)	(329,010)
Net gain (loss) on asset disposal/loss (2)	36,919	7,181	177,113	46,746
Other operating income (expenses)	(59,254)	11,848	(57,586)	3,963
Total	87,990	(23,414)	165,434	(8,416)

Other operating income	410,364	148,105	632,768	320,594
Other operating expenses	(322,374)	(171,519)	(467,334)	(329,010)
Total	87,990	(23,414)	165,434	(8,416)

(1)	For the three and six-month periods ended June 30, 2020, includes tax credits of R$283,880 from final and unappealable court case ruled in favor of the Company, which recognized the right to exclude ICMS from the calculation basis of contributions to PIS and COFINS for the period from November 2001 to March 2016.

(2)	The cumulative 2020 amount includes a net gain of R$93,257, resulting from the agreement entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda. (Note 10). On February 7, 2020, this transaction was concluded for a total amount of R$641 million, after the fulfillment of all suspensive conditions common to this type of transaction, including the approval of the transaction by CADE.

Following the sale of the assets, treated as a sale and leaseback transaction, a lease was executed for part of the structures sold with Telxius Torres Brasil Ltda, to continue the data transmissions necessary for provision of telephony services by the Company (Note 19).

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

26) FINANCIAL INCOME (EXPENSES)

Company
	Three-month periods ended		Six-month periods ended
	06.30.20	06.30.19	06.30.20	06.30.19
Financial Income
Interest income	46,223	64,759	88,133	118,427
Interest receivable (customers, taxes and other)	28,167	52,705	52,154	124,196
Gain on derivative transactions (Note 30)	49,701	63,030	87,425	158,486
Foreign exchange variations on loans and financing (Note 19)	-	1,014	-	4,944
Other revenues from foreign exchange and monetary variation	243,364	15,205	390,986	78,439
Other financial income	47,394	52,354	84,489	82,962
Total	414,849	249,067	703,187	567,454

Financial Expenses
Loan, financing, debenture, leases charges and contingent consideration (Note 19)	(159,256)	(212,894)	(298,712)	(407,776)
Foreign exchange variation on loans and financing (Note 19)	-	(829)	-	(4,036)
Loss on derivative transactions (Note 30)	(30,060)	(52,564)	(90,387)	(129,079)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(28,739)	(28,893)	(59,022)	(31,937)
Other expenses with foreign exchange and monetary variation	(229,178)	(157,573)	(459,362)	(281,555)
IOF, Pis, Cofins and other financial expenses	(43,069)	(38,603)	(66,981)	(45,875)
Total	(490,302)	(491,356)	(974,464)	(900,258)

Financial income (expenses), net	(75,453)	(242,289)	(271,277)	(332,804)

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Consolidated
	Three-month periods ended		Six-month periods ended
	06.30.20	06.30.19	06.30.20	06.30.19
Financial Income
Interest income	49,019	68,645	94,186	123,942
Interest receivable (customers, taxes and other)	28,540	53,303	52,850	125,310
Gain on derivative transactions (Note 30)	49,701	63,030	87,425	159,101
Foreign exchange variations on loans and financing (Note 19)	-	1,014	-	4,944
Other revenues from foreign exchange and monetary variation (1)	245,718	16,658	397,548	81,882
Other financial income	47,403	52,369	84,511	82,985
Total	420,381	255,019	716,520	578,164

Financial Expenses
Loan, financing, debenture, finance lease charges and indemnification liability (Note 19) (2)	(159,272)	(212,912)	(298,745)	(407,813)
Foreign exchange variation on loans and financing (Note 19)	-	(829)	-	(4,036)
Loss on derivative transactions (Note 30)	(30,060)	(52,564)	(90,387)	(129,316)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(28,974)	(29,192)	(59,217)	(32,582)
Other expenses with foreign exchange and monetary variation	(233,433)	(161,326)	(469,657)	(288,228)
IOF, Pis, Cofins and other financial expenses	(43,502)	(39,106)	(67,873)	(46,755)
Total	(495,241)	(495,929)	(985,879)	(908,730)

Financial income (expenses), net	(74,860)	(240,910)	(269,359)	(330,566)

(1)	For the three and six-month periods ended June 30, 2020, it includes indexation accruals of R$206,664 on tax credits arising from the final and unappealable lawsuit at the Superior Court of Justice, in favor of the Company, which recognized the right to exclude ICMS from the basis for calculating contributions to PIS and COFINS for the period from November 2001 to March 2016.

(2)	Includes the consolidated amounts of R$216,006 and R$218,135 in the six-month periods ended June 30, 2020 and 2019, respectively, related to leases.

27) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties and refer to:

a)	Fixed and mobile telephony services provided by Telefónica Group companies.

b)	Digital TV services contracted.

c)	Rental, maintenance of safety equipment and construction services contracted.

d)	Corporate services passed through at the cost effectively incurred.

e)	Right to use certain software licenses and maintenance and support contracted.

f)	International transmission infrastructure for several data circuits and roaming services contracted.

g)	Operations by Telefónica Group companies, relating to the purchase of internet content, advertising and auditing services.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

h)	Marketing services.

i)	Information access services through the electronic communications network.

j)	Data communication services and integrated solutions.

k)	Long distance call and international roaming services.

l)	Refunds to be paid or received regarding expenses and miscellaneous expenses.

m)	Brand fee for assignment of rights to use the brand.

n)	Platform of health services.

o)	Cost Sharing Agreement for digital-business.

p)	Rentals buildings.

q)	Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation.

r)	Integrated e-learning, online education and training solutions.

s)	Factoring transactions, credit facilities for services provided by the Group's suppliers.

t)	Social investment. The Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development.

u)	Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires.

v)	Adquira Sourcing platform - online solution to transact purchase and sale of various types of goods and services.

w)	Digital media; marketing and sales, in-store and outdoor digital marketing services.

x)	Tower operations between the Company and Telxius Torres Brasil. The operation consists of the sale of infrastructure assets owned by the Company, together with the assignment of the sharing contracts, with subsequent assignment of the use of space of the referred infrastructures to the Company.

y)	Amounts to be reimbursed by SPTE as a result of contractual clause of the purchase of Terra Networks equity interest.

z)	Sale of digital products and creation of an exclusive band channel that responds to the commercial demand for these digital services and products.

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel (Note 29).

Telefônica Corretora de Seguros (“TCS”) acts as an intermediary in transactions between insurance companies and the Company and its subsidiaries in the acquisition of insurance for cell phones, operationalrisks, general liability, and guarantee insurance, among others. There are no balances arising from insurance intermediation between TCS and the Company and its subsidiaries.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

The following table summarizes the consolidated balances with related parties:

Balance Sheet - Assets
		06.30.20			12.31.19
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets and prepaid expenses	Cash and cash equivalents	Accounts receivable	Other assets and prepaid expenses
Parent Companies
SP TelecomunicaçõesParticipações	d) / l) / p)	-	2	9,216	-	6	4,924
Telefónica Latinoamerica Holding	l)	-	-	31,657	-	-	40,105
Telefónica	l) / z)	-	-	4,709	-	10,873	2,555
		-	2	45,582	-	10,879	47,584
Other Group companies
Colombia Telecomunicaciones	k) / l)	-	119	520	-	159	520
Telefónica International Wholesale Services Brasil	a) / d) / l) / p)	-	2,962	1,370	-	1,961	3,602
T.O2 Germany GMBH CO. OHG	k)	-	1,777	-	-	1,688	-
Telefónica Venezolana	k) / l)	-	6,958	2,196	-	6,498	2,196
Telefônica Digital España	g) / l)	-	1,227	406	-	696	300
Telefônica Factoring do Brasil	a) / d) / s)	-	1,200	49	-	2,782	45
Telefónica Global Technology	e)	-	-	14,896	-	-	-
Telefónica International Wholesale Services II, S.L.	j) / k)	-	71,568	-	-	58,490	-
Telefônica Serviços de Ensino	a) / p)	-	49	5	-	153	14
Telefónica Moviles Argentina	k)	-	5,876	-	-	5,145	-
Telefónica Moviles España	k)	-	1,674	-	-	1,536	-
Telefónica USA	j)	-	3,861	-	-	5,319	-
Telfisa Global BV	q)	38,735	-	-	59,657	-	-
Telxius Cable Brasil	a) / d) / l) / p)	-	10,625	4,991	-	11,382	5,100
Telxius Torres Brasil	a) d) / p) / x)	-	14,129	5,674	-	5,429	6,611
Terra Networks Mexico, Terra Networks Peru and Terra Networks Argentina	g) / h)	-	5,777	-	-	5,598	-
Other	a) / d) / g) / h) / k) / l) / p)	-	10,913	945	-	12,189	2,732
		38,735	138,715	31,052	59,657	119,025	21,120
Total		38,735	138,717	76,634	59,657	129,904	68,704

Current assets
Cash and cash equivalents (Note 3)		38,735	-	-	59,657	-	-
Accounts receivable (Note 4)		-	138,717	-	-	129,904	-
Prepaid expenses (Note 6)		-	-	16,282	-	-	3,738
Other assets (Note 10)		-	-	55,408	-	-	64,471
Non-current assets
Prepaid expenses (Note 6)		-	-	4,509	-	-	-
Other assets (Note 10)		-	-	435	-	-	495

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Balance Sheet - Liabilities
		06.30.20		12.31.19
Companies	Type of transaction	Tradeaccounts payable and other payables	Other liabilities andleases	Tradeaccounts payable and other payables	Other liabilities
Parent Companies
SP TelecomunicaçõesParticipações	l) / y)	-	26,180	-	23,524
Telefónica	l) / m)	3,702	91,170	2,907	40
		3,702	117,350	2,907	23,564
Other Group companies
Colombia Telecomunicaciones	k)	821	-	816	-
Fundação Telefônica	l)	-	-	-	86
Media Networks Latin America S.A.C.	b)	7,505	-	9,245	-
Telefónica International Wholesale Services Brasil	f)	38,764	318	44,835	318
T.O2 Germany GMBH CO. OHG	k)	6,056	-	5,000	-
Telefónica Venezolana	k)	6,062	-	6,044	-
Telefónica Compras Electrónica	v)	21,748	-	28,169	-
Telefônica Digital España	o)	71,617	-	68,015	-
Telefônica Factoring do Brasil	s)	-	-	-	4,057
Telefónica Global Technology	e)	12,469	-	28,854	-
Telefónica International Wholesale Services II, S.L.	f) / k)	62,716	-	66,976	-
Telefônica Serviços de Ensino	r)	6,489	-	8,373	-
Telefónica Moviles Argentina	k)	3,816	-	3,638	-
Telefónica Moviles España	k)	3,920	-	3,488	-
Telefónica USA	f)	19,525	283	16,015	267
Telxius Cable Brasil	f) / l)	69,502	1,572	47,168	1,572
Telxius Torres Brasil	x)	50,032	979,220	30,018	480,589
Terra Networks Mexico, Terra Networks Peru and Terra Networks Argentina	h)	5,337	-	7,105	-
Other	c) / e) / g) / h) / i) / k) / l) / n) / u) / w)	22,905	42	28,605	42
		409,284	981,435	402,364	486,931
Total		412,986	1,098,785	405,271	510,495

Current liabilities
Trade accounts payable and other payables (Note 15)		412,986	-	405,271	-
Leases (Note 19)		-	240,607	-	55,920
Other liabilities (Note 21)		-	121,122	-	29,529
Non-current liabilities
Leases (Note 19)		-	736,455	-	424,461
Other liabilities (Note 21)		-	601	-	585

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Statement of income
		Six-month periods ended
		06.30.20			06.30.19
Companies	Type of transaction	Operating revenues	Cost, despesas and other revenues (expenses) operating	Financial result	Operating revenues	Cost, despesas and other revenues (expenses) operating	Financial result
Parent Companies
SP TelecomunicaçõesParticipações	d) / l) / p)	5	279	-	-	205	-
Telefónica Latinoamerica Holding	l)	-	11,167	6,883	-	8,565	33
Telefónica	l) / m)	-	(199,941)	(21,536)	-	(195,749)	124
		5	(188,495)	(14,653)	-	(186,979)	157
Other Group companies
Colombia Telecomunicaciones	k) / l)	78	(352)	-	-	(1,267)	-
Fundação Telefônica	t)	-	(6,150)	-	-	(6,593)	-
Telefónica International Wholesale Services Brasil	a) / d) / f) / l) / p)	2,426	(47,280)	-	327	(58,056)	(54)
Media Networks Latin America S.A.C.	b)	-	(15,427)	(379)	-	(21,085)	(205)
Telefônica Serviços de Ensino	a) / p) / r)	474	(13,503)	-	397	(19,273)	-
T.O2 Germany GMBH CO. OHG	k)	38	(1,613)	(60)	531	5,233	1,351
Telefónica Venezolana	k)	-	(18)	599	-	-	-
Telefónica Compras Electrónica	v)	-	(15,435)	-	-	(11,812)	-
Telefônica Digital España	l) / o)	450	(65,883)	(29,219)	-	(53,732)	(797)
Telefônica Factoring do Brasil	a) / d) / s)	1,038	124	1,825	1,336	116	(2,280)
Telefónica Global Technology	e)	-	(37,844)	(7,209)	-	(29,076)	982
Telefónica International Wholesale Services II, S.L.	f) / j) / k)	31,685	(37,502)	8,656	23,486	(20,325)	(4,572)
Telefónica Moviles Argentina	k)	2,049	(1,732)	250	1,731	(1,162)	-
Telefónica Moviles España	k)	273	(1,186)	-	193	(1,649)	-
Telefónica USA	f) / j)	10	(15,516)	(106)	25	(8,879)	(126)
Telxius Cable Brasil	a) / d) / f) / l) / p)	6,347	(165,743)	(25,674)	10,163	(123,750)	(3,020)
Telxius Torres Brasil	a) / d) / p) / x)	2,160	3,332	(20,241)	1,547	(1,864)	(11,172)
Terra Networks Mexico, Terra Networks Peru and Terra Networks Argentina	h)	847	(2,269)	160	2,267	(3,931)	(490)
Other	a) / c) / d) / e) / f) /g) / i) / k) / l) / n) / p) / q) / u) / w)	1,882	(11,722)	600	3,391	(47,786)	349
		49,757	(435,719)	(70,798)	45,394	(404,891)	(20,034)
Total		49,762	(624,214)	(85,451)	45,394	(591,870)	(19,877)

b)	Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers in the six-month periods ended June 30, 2020 and 2019 totaled R$14,578 and R$11,960, respectively. Of this amount, R$8,713 (R$8,001 on June 30, 2019) corresponds to salaries, benefits and social charges and R$5,865 (R$3,959 on June 30, 2019) for variable compensation.

These amounts were recorded as personnel expenses in General and administrative expenses (Note 24).

In the six-month periods ended June 30, 2020 and 2019, Directors and Officers did not receive any pension, retirement or similar benefits.

28)	SHARE-BASED PAYMENT PLANS

Telefónica as the Company´s parent has different share-based payment plans which are also offered to management and employees of its subsidiaries, including the Company and its subsidiaries.

The fair value of the shares is estimated at the date at which they are granted, using the binomial valuation model, that considers the terms and conditions of the instruments' concession. This fair value is charged to the statement of income over the period up to the acquisition.

The Company and its subsidiaries reimburse Telefónica for the fair value of the benefit delivered on the grant date to the officers and employees.

The details of these plans are the same as in Note 29) Share-Based Payment Plans, to the December 31, 2019 financial statements.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

The principal plans in effect on June 30, 2020 are detailed below:

•         Talent for the Future Share Plan (“TFSP”), for its Senior Managers, Managers and Experts at a global level

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes 131 active executives with potential rights to receive 108,780 shares of Telefónica.

The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 158 active executives with potential rights to receive 128,750 shares of Telefónica.

The 2020-2022 cycle (January 1, 2020 to December 31, 2022): includes 189 active executives with potential rights to receive 150,800 shares of Telefónica.

•         Perform Share Plan (“PSP”), for its Vice-Presidents and Directors at the global level

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes 95 active executives (including 2 executives appointed under the Company's by-laws), with the potential right to receive 738,453 shares of Telefónica.

The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 95 active executives (including 3 executives appointed under the Company's by-laws), with the potential right to receive 997,477 shares of Telefónica.

The 2020-2022 cycle (January 1, 2020 to December 31, 2022): includes 109 active executives (including 3 executives appointed under the Company's by-laws), with the potential right to receive 606,723 shares of Telefónica.

•	Global Employee Share Plan (“GESP”)

The plan cycle is effective from July 1, 2019 to June 31, 2021.

The granting of shares is conditional upon: (i) maintenance of an active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement of results representing fulfillment of the objectives established for the plan.

The expenses of the Company and its subsidiaries with the share-based compensation plans described above, where applicable, are recorded as personnel expenses, divided into the groups Cost of Services, Selling expenses and General and Administrative Expenses (Note 24), to R$14,495 and R$3,918 for the six-month periods ended June 30, 2020 and 2019.

On June 30, 2020, the consolidated liability balance was R$72,943 (R$40,523 as of December 31, 2019).

29)	PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and related benefit are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog and TIS

The details of these plans are the same as in Note 30) Pension Plans and Other Post-Employment Benefits, to the December 31, 2019 financial statements.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

The changes in consolidated balances of the surplus and deficit plans were as follows:

Consolidated
	Plans with surplus	Plans with deficit	Total
Balances at 12.31.18	10,997	(679,478)	(668,481)
Current service cost	(1,369)	(8,258)	(9,627)
Net interest on net defined benefit liabilities/assets	535	(31,692)	(31,157)
Contributions and benefits paid by the employers	891	10,071	10,962
Balances at 06.30.19	11,054	(709,357)	(698,303)
Current service cost	(1,369)	(8,452)	(9,821)
Net interest on net defined benefit liabilities/assets	536	(31,704)	(31,168)
Contributions and benefits paid by the employers	423	14,376	14,799
Amounts recognized in OCI	216,276	(417,936)	(201,660)
Business combinations	-	(1,994)	(1,994)
Distribution of reserves	(5,981)	-	(5,981)
Balances at 12.31.19	220,939	(1,155,067)	(934,128)
Current service cost	(1,443)	(13,363)	(14,806)
Net interest on net defined benefit liabilities/assets	10,116	(43,815)	(33,699)
Contributions and benefits paid by the employers	846	13,050	13,896
Distribution of reserves	(37,142)	-	(37,142)
Balances at 06.30.20	193,316	(1,199,195)	(1,005,879)

Balances at 12.31.19
Current assets	71,776	-	71,776
Non-current assets	149,163	-	149,163
Current liabilities	-	(25,557)	(25,557)
Non-current liabilities	-	(1,129,510)	(1,129,510)

Balances at 06.30.20
Current assets	75,270	-	75,270
Non-current assets	118,046	-	118,046
Current liabilities	-	(25,557)	(25,557)
Non-current liabilities	-	(1,173,638)	(1,173,638)

30)	FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracted by the Company are mainly used for hedging against foreign exchange risk from assets and liabilities in foreign currency and the effects of inflation on leases indexed to the IPCA. There are no derivative financial instruments held for speculative purposes; possible currency risks are hedged.

Management believes that the Company's internal controls over its derivatives are sufficient to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives reflect this risk management.

When derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to the rules of hedge accounting. Hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

The derivative financial instrument contracts have specific penalty clauses for breach of contract. A breach of contract as per the agreements with financial institutions is specified by breach of contractual clauses, resulting in the early settlement of the contract.

On June 30, 2020 and December 31, 2019, the Company held no embedded derivatives contracts.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from currency coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Company / Consolidated
			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	06.30.20	12.31.19	06.30.20	12.31.19
Long position	304,781	515,261	70,547	72,163

Foreign Currency	200,526	72,790	8,796	-
US$(1)	45,705	72,790	4,437	-
EUR(1)	60,697	-	1,389	-
NDF US$ (3)	94,124	-	2,970	-

Floating rate	37,278	369,491	-	1,818
CDI (1)	37,278	369,491	-	1,818

Inflation rates	66,977	72,980	61,751	70,345
IPCA (2)	66,977	72,980	61,751	70,345

Short position	(304,781)	(515,261)	(56,708)	(56,133)
Floating rate	(173,380)	(145,770)	(55,157)	(56,133)
CDI (1) (2)	(173,380)	(145,770)	(55,157)	(56,133)

Fixed rate	(94,124)	-	-	-
NDF US$ (3)	(94,124)	-	-	-

Foreign Currency	(37,277)	(369,491)	(1,551)	-
US$(1)	(16,641)	(365,161)	(461)	-
EUR(1)	(20,636)	(4,330)	(1,090)	-

	Long position		70,547	72,163
	Current		11,828	19,282
	Non-current		58,719	52,881

	Short position		(56,708)	(56,133)
	Current		(1,551)	(1,921)
	Non-current		(55,157)	(54,212)
	Amounts receivable, net		13,839	16,030

(1)	Foreign currency swaps (Euro and CDI x Euro) (R$40,430) and (US$ and CDI x US$) (R$33,044) - maturing through August 21, 2020 to hedge currency risk affecting net amounts payable (carrying amount R$40,601 in Euros and LIBOR) and receivables (carrying amount R$33,044 in US$).

(2)	IPCA x CDI swaps (R$249,380) - maturing in 2033 to hedge risk of change pegged to IPCA (carrying amount R$306,691).

(3)	NDF US$ x (R$ 96,788) - forward operations contracted until September 11, 2020, with the purpose of protecting against foreign exchange rate volatility in service contracts (book value of R$97,768 in US dollars).

The table below shows the breakdown of swaps maturing after June 30, 2020:

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Company / Consolidated
	Maturing in
Swap contract	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) on 06.30.20
Foreign currency x CDI	5,826	-	-	-	-	-	5,826
CDI x Foreign Currency	(1,551)	-	-	-	-	-	(1,551)
IPCA x CDI	3,032	3,992	4,350	4,571	4,580	(13,931)	6,594
NDF US$ x Pre	2,970	-	-	-	-	-	2,970
Total	10,277	3,992	4,350	4,571	4,580	(13,931)	13,839

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

In the six-month periods ended June 30, 2020 and 2019, the transactions with derivatives generated a negative consolidated net result of R$2,962 and positive result of R$29,785, respectively (Note 26).

a.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 475/08 requires listed companies to disclose sensitivity analyses for each type of market risk that management believes to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivative financial instrument transactions.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario assumption used, on the maturity dates of each of the transactions, were the market rates for the B3 yield curves (currencies and interest rates), and data from the IBGE, Central Bank, FGV, among others. In the probable (base) scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for Scenarios II and III, as per CVM ruling, risk variables were stressed by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on June 30, 2020.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Company / Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk EUR)	40,430	50,538	60,645
Payables in EUR	Debt (appreciation risk EUR)	(62,388)	(77,985)	(93,582)
Receivables in EUR	Debt (depreciation risk EUR)	21,786	27,233	32,680
	Net Exposure	(172)	(214)	(257)

Hedge (long position)	Derivatives (depreciation risk US$)	33,044	41,305	49,566
Payables in US$	Debt (appreciation risk US$)	(297,591)	(371,988)	(446,386)
Receivables in US$	Debt (depreciation risk US$)	264,547	330,683	396,820
	Net Exposure	-	-	-

Hedge (long position)	Derivatives (risk of decrease in IPCA)	249,380	235,864	223,651
Debt in IPCA	Debt (risk of increase in IPCA)	(306,691)	(293,175)	(280,962)
	Net Exposure	(57,311)	(57,311)	(57,311)

Hedge (long position)	Derivatives (depreciation risk US$)	96,788	120,985	145,182
OpEX in US$	OpEX (risk of increase in US$)	(97,768)	(122,210)	(146,652)
	Net Exposure	(980)	(1,225)	(1,470)

Hedge (CDI position)
Hedge US$ and EUR (short position)	Derivatives (risk of decrease in CDI)	69,212	69,219	69,227
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(249,380)	(235,864)	(223,651)
	Net Exposure	(180,168)	(166,645)	(154,424)

Total net exposure in each scenario		(238,631)	(225,395)	(213,462)

Net effect on changes in current fair value		-	13,236	25,169

The assumptions used by the Company for the sensitivity analysis on June 30, 2020 were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.4760	6.8450	8.2140
EUR	6.1309	7.6637	9.1964
IPCA	1.88%	2.35%	2.82%
IGPM	7.31%	9.14%	10.97%
CDI	2.15%	2.69%	3.23%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position on June 30, 2020, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During the periods shown in the tables below, there were no transfers of fair value assessments between the levels mentioned above.

The tables below present the composition and classification of financial assets and liabilities on June 30, 2020 and December 31, 2019.

Company
		Fair value hierarchy	Book value		Fair value
	Classification by category		06.30.20	12.31.19	06.30.20	12.31.19
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		7,713,281	3,106,269	7,713,281	3,106,269
Trade accounts receivable (Note 4)	Amortized cost		8,315,625	8,675,720	8,315,625	8,675,720
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	11,828	19,282	11,828	19,282

Non-current
Investments pledged as collateral	Amortized cost		65,012	63,558	65,012	63,558
Trade accounts receivable (Note 4)	Amortized cost		384,174	440,453	384,174	440,453
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	58,719	52,881	58,719	52,881
Total financial assets			16,548,639	12,358,163	16,548,639	12,358,163

Financial Liabilities
Current
Trade accounts payable, net (Note 15)	Amortized cost		5,753,446	6,917,252	5,753,446	6,917,252
Loans, financing and leases (Note 19)	Amortized cost		553,642	1,019,497	555,114	1,021,245
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	2,246,502	2,029,246	2,246,502	2,029,246
Debentures (Note 19)	Amortized cost		2,058,118	1,077,183	2,044,953	1,104,539
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	1,551	1,921	1,551	1,921

Non-current
Loans, financing and leases (Note 19)	Amortized cost		17,483	24,951	17,315	23,966
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	6,754,564	7,161,875	6,754,564	7,161,875
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	489,579	484,048	489,579	484,048
Debentures (Note 19)	Amortized cost		1,028,010	2,027,167	987,433	1,948,705
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	55,157	54,212	55,157	54,212
Total financial liabilities			18,958,052	20,797,352	18,905,614	20,747,009

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Consolidated
		Fair value hierarchy	Book value		Fair value
	Classification by category		06.30.20	12.31.19	06.30.20	12.31.19
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		8,174,061	3,393,377	8,174,061	3,393,377
Trade accounts receivable (Note 4)	Amortized cost		8,330,178	8,719,497	8,330,178	8,719,497
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	11,828	19,282	11,828	19,282

Non-current
Investments pledged as collateral	Amortized cost		65,240	63,766	65,240	63,766
Trade accounts receivable (Note 4)	Amortized cost		384,174	440,453	384,174	440,453
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	58,719	52,881	58,719	52,881
Total financial assets			17,024,200	12,689,256	17,024,200	12,689,256

Financial Liabilities
Current
Trade accounts payable, net (Note 15)	Amortized cost		5,731,869	6,871,799	5,731,869	6,871,799
Loans, financing and leases (Note 19)	Amortized cost		554,064	1,020,061	555,536	1,021,810
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	2,246,502	2,029,246	2,246,502	2,029,246
Debentures (Note 19)	Amortized cost		2,058,118	1,077,183	2,044,953	1,104,539
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	1,551	1,921	1,551	1,921

Non-current
Loans, financing and leases (Note 19)	Amortized cost		17,483	25,093	17,315	24,106
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	6,754,564	7,161,875	6,754,564	7,161,875
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	489,579	484,048	489,579	484,048
Debentures (Note 19)	Amortized cost		1,028,010	2,027,167	987,433	1,948,705
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	55,157	54,212	55,157	54,212
Total financial liabilities			18,936,897	20,752,605	18,884,459	20,702,261

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. In the six-month period ended June 30, 2020, there were no changes in capital structure objectives, policies or processes.

The Company’s debt structure includes loans, financing, debentures, leases, contingent consideration and transactions with derivatives, less cash and cash equivalents, short-term investments to secure BNB financing and guarantor of the contingent consideration liability.

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

Risk arising from foreign exchange rate volatility, affecting loans denominated in foreign currencies.

There is also foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Hedging transactions were executed to minimize the risks associated with exchange rate on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$6,034 thousand receivable, €6,501 thousand and £110 thousand paid by June 30, 2020 and US$72,530 thousand receivable, €974 thousand and £110 thousand paid by December 31, 2019) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$8,026,572 and R$3,143,209 on June 30, 2020 and December 31, 2019, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

d.3) Liquidity Risk

Liquidity risk may arise from having insufficient funds to meet commitments in different currencies and dates of realization of rights and settlement of obligations.

The Company structures the maturity dates of non-derivative financial contracts (Note 19), and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company’s cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, it is sufficient to meet scheduled commitments in to avoid liquidity risk.

The maturity profile of consolidated financial liabilities includes the amounts of principal and future interest up to the maturity date. For fixed-rate liabilities, interest was calculated based on the indices established in each contract. For variable rate liabilities, interest was calculated based on the market forecast for each period.

d.4) Credit Risk

The risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services and limits bad credit risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-tier financial institutions as per current credit policies of financial counterparts.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

d.5) Social and Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If the Company fails to meet present and future requirements, or to identify and manage new or existing contamination, it will incur significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve its facilities or change its processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on the Company's business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000 (fifty million Reais).

From a social point of view, the Company is exposed to contingencies from outsourced service providers. These potential liabilities may involve labor claims by employees of the service providers filing claims against the service provider and Company, requesting inclusion the Company as an assessor, that is, the Company may be compelled to pay in the case the provider does not settle these obligations. There is also a more remote possibility that these employees will be treated as direct employees by the Company, which would generate the risk of joint and several convictions. The demands that are known to Telefónica are already provided.

d.6) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management's judgment and following Telefónica corporate program guidelines.

On June 30, 2020, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

d.7) Compliance

The Company complies with Brazilian anti-corruption laws and regulations where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law n 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the these anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

An administrative proceeding is underway with the Federal Comptroller General (“CGU”) aimed at ascertaining any administrative repercussions of the offer of tickets to public agents during the 2014 World Cup.

d.8) Impacts of the Coronavirus pandemic (COVID-19)

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

In March 2020, the WHO declared the outbreak of Coronavirus (COVID-19) a pandemic. COVID-19 has negatively impacted the global economy, disrupted supply chains, created significant volatility and impacted financial markets resulting in an economic slowdown. The outbreak and rapid spread of COVID-19 has resulted in a substantial reduction in commercial activities worldwide and is causing the weakening of economic conditions, both in Brazil and abroad.

As part of efforts to curb the spread of COVID-19, federal, state and municipal governments have imposed several restrictions on the conduct of business and travel, some of which remain in whole or in part. Government restrictions, such as requests to stay at home, quarantine and worker absenteeism, have led to a significant number of closings and business slowdowns. Such restrictions have had an adverse impact on the Company and some of its customers and suppliers, which are operating at a fraction of their capacities or have completely paralyzed their operations, which has affected and may continue to affect the Company's sales.

As the events surrounding the COVID-19 pandemic continued to occur during the second quarter of 2020, the Company's main focus was and will continue to be the health, safety and well-being of its employees, customers and suppliers. To continue its operations, as permitted by the respective federal, state and municipal governments, the Company has adopted numerous security measures in order to protect its employees, customers and suppliers. These measures include, among others, adhering to social distance protocols, allowing the majority of its employees to work at home, suspending non-essential travel, disinfecting facilities and work spaces extensively and frequently, suspending non-essential visitors and requiring the use of facial masks for employees who need to be present at the Company's facilities. The Company expects to continue with these security measures and will be able to take other actions or adapt its policies, according to the requirements and guidelines of government authorities or according to the best interest of its employees, customers and suppliers.

The Company has balanced its approach focused on security with the needs of its customers. Measures imposed by federal, state and municipal governments, resulting in a substantial reduction in commercial activities, generally exclude certain essential companies and services, such as telecommunications services. This allowed the Company to continue providing its main services on an uninterrupted basis. Although government measures can be modified or expanded, the Company expects its facilities to continue operating, even with reduced capacity, for the remainder of 2020. However, this expectation depends on future government actions and demand for the Company's products and services, the stability of its supply chain and the ability of carriers to deliver supplies to their facilities and products for their customers.

As a result of the global economic slowdown caused by the COVID-19 pandemic, the Company began to experience reduced demand and, consequently, some impacts on business and results. The prolongation of this situation may have a significant adverse effect on the economies and global financial markets, as well as on the Company's business, results of operations and financial situation.

The possible effects on the Company's business will depend on the extent of the COVID-19 pandemic. Thus, the Company may not be able to accurately predict the impacts on the business, as it will depend on the evolution of the following factors:

• The duration and scope of the pandemic;

• Government, business and individual actions that were and continue to be taken in response to the pandemic;

• The impact of the pandemic on economic activity and actions taken in response;

• The time it will take for economic activity to return to previous levels;

• The effect on the Company's customers and the demand for its products and services;

• The Company's ability to continue selling its products and services, including as a result of travel restrictions and people working at home;

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

• Ability of the Company's customers to pay for its products and services; and

• Any closings of the Company's facilities and those of its customers and suppliers.

Among the main impacts resulting from COVID-19, of note, are:

• Total closure of stores at the end of March 2020, with gradual reopening. Currently, 79% of stores have returned to activities;

• The Company offered its customers the possibility of making installments with payments in up to 10 installments, free of fines and interest;

• The Company prepaid receivables from suppliers in the second quarter of 2020, of approximately R$1 billion, as a way of supporting and supporting the cash flow of these companies to maintain their productive activities;

• Provisional Measure 927/2020 (MP nº 927) and to Ordinances nº 139/2020 and nº 245/2020 (issued by the Ministry of Economy) established extended deadlines for the payment of the Guarantee Fund for Time of Work Service (FGTS) and Employer's Social Security Contributions, respectively, which can be paid, without incurring legal increases (indexation, fine and interest), in the amount of R$143.5 million;

• Under Provisional Measure 936/2020 (MP No. 936), during the months of May and June 2020, the Company's employees received, directly from the Federal Government, the emergency benefit estimated at R$8.5 million;

• Evaluation of the matrix of provisions for estimated losses to reduce the recoverable value of accounts receivable and inventories;

• Under Provisional Measure 952/2020 (MP nº 952), the deadline for payment of the Fistel fee, in the amount of R$1.1 billion, was extended to August 2020; and

• The Company updated its impairment tests of assets (IAS36 and IAS12) for their recoverability on the date of these quarterly financial statements.

31) ADDITIONAL INFORMATION ON CASH FLOWS

a)	Reconciliation of cash flow financing activities

The following is a reconciliation of the consolidated cash flow financing activities in the six-month periods ended June 30, 2020 and 2019.

Consolidated
		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.19	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of leases and supplier financing	Interim and unclaimed dividends and interest on equity	Balance on 06.30.20
Interim dividends and interest on equity	3,587,417	(48)	-	-	-	3,319,589	6,906,958
Loans and financing	1,045,124	(591,571)	(24,958)	19,742	123,210	-	571,547
Leases	9,191,151	(1,005,398)	(200,453)	174,773	840,993	-	9,001,066
Debentures	3,104,350	-	(76,388)	58,166	-	-	3,086,128
Derivative financial instruments	(16,030)	- 41	-	2,232	-	-	(13,839)
Contingent Consideration	484,048	-	-	5,531	-	-	489,579
Total	17,396,060	(1,597,058)	(301,799)	260,444	964,203	3,319,589	20,041,439

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

Consolidated
		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.18	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of leases and supplier financing	Cancellation of lease contracts	Initial adoption IFRS 16 in 01.01.19	Interim and unclaimed dividends and interest on equity	Balance on 03.31.19
Interim dividends and interest on equity	4,172,916	(564)	-	-	-	-	-	4,375,131	8,547,483
Loans and financing	2,106,814	(721,687)	(61,743)	76,265	338,650	-	-	-	1,738,299
Leases	393,027	(766,847)	(205,208)	218,135	1,101,701	(12,065)	8,618,072	-	9,346,815
Debentures	3,173,910	-	(100,210)	103,728	-	-	-	-	3,177,428
Derivative financial instruments	(56,150)	65,073	-	(38,513)	-	-	-	-	(29,590)
Contingent Consideration	465,686	-	-	9,477	-	-	-	-	475,163
Total	10,256,203	(1,424,025)	(367,161)	369,092	1,440,351	(12,065)	8,618,072	4,375,131	23,255,598

b)	Financing transactions that do not involve cash

The main transactions that do not involve cash of the Company refer to the acquisition of assets through leases and income from financing with suppliers, as follows:

Consolidated
	06.30.20	06.30.19
Initial adoption IFRS 16 on 01.01.19	0	8,618,072
Financing transactions with suppliers	123,210	338,650
Acquisition of assets through leases	840,993	1,101,701
Total	964,203	10,058,423

32) CONTRACTUAL COMMITMENTS

The Company and its subsidiaries have unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

On June 30, 2020, the total nominal values equivalent to the full contract period were:

Consolidated
1 to 12 months	1,304,609
13 to 24 months	1,225,528
25 to 36 months	934,035
37 to 48 months	560,568
49 to 60 months	264,989
From 61 months	530,955
Total	4,820,684

33) SUBSEQUENT EVENTS

a)	Withdrawal of goodwill judicial deposit - Global Village Telecom (“GVT”)

On July 13, 2020, the 2nd Federal Court of Maringá - PR, issued an order determining the transfer of the judicial deposit made by GVT for the tax benefit from use of goodwill generated in merger operations of subsidiaries of R$490,604, which was deposited in favor of the Company on July 20, 2020.

(A free translation of the original in Portuguese)
Telefônica Brasil S. A.
NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
Three and six-month period ended June 30, 2020
(In thousands of Reais, unless otherwise stated)

b)	Approval of a binding offer for the acquisition of Oi Group's mobile business

The Company, in compliance with and for the purposes of CVM Instruction No. 358/2002, as amended (“ICVM 358”), and subsequently to the Material Fact notice disclosed on March 10, 2020, advised the shareholders and the market in general that, at a Meeting held on July 17, 2020, the Company’s Board of Directors approved the presentation of a binding offer for the acquisition of Grupo Oi’s mobile business, jointly with TIM S.A. (“TIM”) and Claro S.A. (“Claro”).

The binding offer was submitted by the parties for examination by Grupo Oi, after analysis of data and information made available with respect to the business to be acquired. It is subject to certain conditions, especially with regards to their selection as a “stalking horse” concept (“first bidder”), to guarantee the right to cover the best offer among the offers presented in the competitive process of sale of Grupo Oi’s mobile business. In the event of acceptance of the submitted offer and completion of the operation, each of the interested parties will receive a portion of the business.

This joint offer comprises all assets which comprise the “UPI Mobile Assets” described in the Material Fact notice and Annexes disclosed on June 15, 2020 by Oi S.A. – In Judicial Reorganization. In summary, the main assets are: authorization terms for use of radiofrequency, Personal Mobile Service (SMP) customer base, right of use of space in real estate and towers, elements of access and core mobile networks and systems/platforms.

The Company’s view is that the transaction, if completed, will add value to our shareholders and customers by means of further growth, generation of operational efficiencies and service quality enhancements. Furthermore, the transaction will contribute for the development and competitiveness of the Brazilian telecommunication industry.

In a Material Fact notice issued on July 22, 2020, Oi Group informed that it had entered into, on that date, an exclusivity agreement, effective until August 3, 2020, with Highline do Brasil II Infraestrutura de Telecomunicações SA (“Highline”), which presented the best binding offer, above the minimum price established, for the acquisition of “UPI Mobile Assets”. In the event the negotiations are concluded satisfactorily, the Oi Group will be able to pre-qualify Highline, as a “stalking horse”, to participate in the competitive sale process of the UPI.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 4, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director